UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February 2026

Commission File Number: 001-13464

Telecom Argentina S.A.
(Translation of registrant’s name into English)

General Hornos, No. 690, (C1272ACK) Autonomous city of Buenos Aires, Republic of Argentina
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

EXPLANATORY NOTE

Telecom Argentina S.A. is amending its report on Form 6-K furnished to the Securities and Exchange Commission on November 12, 2025 (File/Film Number: 001-13464 / 251472929) (the “Original 6-K”) solely for the purposes of (i) adding Exhibit 101, which contains Interactive Data File disclosure in accordance with Rule 405 of Regulation S-T, and (ii) reflecting a minor correction for consistency in the section “Liquidity and Capital Resources — Cash Flow”, of the Operating and financial review and prospects as of September 30, 2025. Except as described above, this amendment does not amend any other information set forth in the Original 6-K.

Telecom Argentina S.A.

Item

1. Unaudited condensed consolidated financial statements as of September 30, 2025

2. Operating and financial review and prospects as of September 30, 2025

Unaudited Condensed Consolidated Financial Statements as of September 30, 2025

General Hornos 690

(C1272ACK) Autonomous city of Buenos Aires

Republic of Argentina

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2025

TELECOM ARGENTINA S.A.

Glossary of terms

The following explanations are not technical definitions, but to assist the general reader to understand certain terms as used in these unaudited condensed consolidated financial statements.

ADS: Telecom Argentina’s American Depositary Share, listed on the New York Stock Exchange, each representing five Class B Shares.

ADR: American Depositary Receipt.

ARCA (Agencia de Recaudación y Control Aduanero): Argentine Tax Collection and Customs Control Agency.

BCRA (Banco Central de la República Argentina): The Central Bank of Argentina.

BYMA (Bolsas y Mercados Argentinos): Buenos Aires Stock Exchange.

CAPEX: Capital expenditures.

CNV (Comisión Nacional de Valores): The Argentine National Securities Commission.

CNDC (Comisión Nacional de Defensa de la Competencia): The Argentine Antitrust Commission.

Company/Telecom Argentina: Telecom Argentina S.A.

CVH: Cablevisión Holding S.A., controlling company of Telecom Argentina since January 1, 2018.

DFI: Derivate Financial Instrument.

ENACOM (Ente Nacional de Telecomunicaciones): The Telecommunications Regulatory Authority of Argentina.

FACPCE (Federación Argentina de Consejos Profesionales en Ciencias Económicas): Argentine Federation of Professional Councils of Economic Sciences.

Fintech: Financial technology services are activities that involve the use of innovation and technological developments for the design, offer and provision of financial products and services.

Fixed and intangible assets: Includes PP&E, Intangible assets, Goodwill, Investment Properties and Rights of use assets.

IAS: International Accounting Standards.

IASB: International Accounting Standards Board.

ICT Services (Information and Communication Technology services): Services to transport and distribute signals or data, such as voice, text, video and images, provided or requested by third-party users, through telecommunications networks.

IFRS Accounting Standards: International Financial Reporting Standards, as issued by the IASB.

INDEC (Instituto Nacional de estadísticas y censos): The National Institute of statistics and cense.

La Capital Cable: Name corresponding to limited company La Capital Cable S.A., respectively, company that is directly or indirectly associates according to the definition of the General Corporations Law.

TELECOM ARGENTINA S.A.

LGS (Ley de General de Sociedades): Argentine Corporations Law No. 19,550 as amended. Since the enforcement of the new Civil and Commercial Code its name was changed to “General Corporations Law”.

Micro Sistemas/Pem/Cable Imagen/Inter Radios/Personal Smarthome/NYS2/ RISSAU/ Manda/ TSMA: Names corresponding to limited companies or limited responsibility companies that are directly or indirectly controlled according to the definition of the General Corporations Law, or were controlled by the Company, directly or indirectly: Micro Sistemas S.A.U., Pem S.A.U., Cable Imagen S.R.L., AVC Continente Audiovisual S.A., Inter Radios S.A.U., Personal Smarthome S.A., NYS2 S.A.U., Negocios y Servicios S.A.U., Red Intercable Satelital S.A.U., Manda S.A. and Teledifusora San Miguel Arcángel S.A..

NYSE: New York Stock Exchange.

OCI: Other comprehensive income

OPH: Name corresponding to company Open Pass Holding LLC that is a joint venture of Telecom Argentina.

PPA: Purchase Price Allocation, as defined in IFRS 3.

PP&E: Properties, plant and equipment.

RECPAM (Resultado por exposición a los cambios en el poder adquisitivo de la moneda): Inflation Adjustment Gain (Loss).

RMB: Official currency of Popular Republic of China.

Roaming: a function that enables mobile subscribers to use the service on networks of operators other than the one with which they signed their initial contract. The roaming service is active when a mobile device is used in a foreign country (included in the GSM network).

SOF: Secured Overnight Financing.

Telecom: Telecom Argentina and its consolidated subsidiaries.

TAMAR: (Tasa Mayorista de Argentina) Argentina Wholesale Rate published by the BCRA.

Telecom USA/ Núcleo/ Personal Envíos/ Televisión Dirigida/ Adesol/ Opalker/Ubiquo/ MFH/ Naperville/ Saturn / CrediPay / Parklet: Names corresponding to foreign companies Telecom Argentina USA Inc., Núcleo S.A.E., Personal Envíos S.A., Televisión Dirigida S.A., Adesol S.A., Opalker S.A., Ubiquo Chile Spa,Micro Fintech Holding LLC, Naperville Investments LLC, Saturn Holding LLC, CrediPay S.A. and Parklet S.A., respectively, companies that are directly or indirectly controlled according to the definition of the General Corporations Law.

TMA: Telefónica Móviles Argentina S.A.

USA: United States of America

UVA (Unidad de Valor Adquisitivo): Purchasing Value Unit, an index developed and published by the BCRA.

Ver TV: Ver T.V. S.A.

TELECOM ARGENTINA S.A.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(In millions of Argentine pesos in current currency - Note 1.d)

		September 30,	December 31,
ASSETS	Note	2025	2024
Current Assets
Cash and cash equivalents	2	397,893	388,241
Investments	2	289,527	40,961
Trade receivables		776,936	361,010
Other receivables		184,619	54,586
Inventories		86,909	73,721
Assets classified as held for sale		2,792	2,153
Total current assets		1,738,676	920,672
Non-Current Assets
Trade receivables		814	527
Other receivables		21,715	59,724
Deferred income tax assets	8	375,054	40,237
Investments	2	13,023	16,598
Goodwill	3	4,122,236	4,113,535
PP&E	4	5,998,155	5,281,751
Intangible assets	5	2,612,974	2,312,933
Right of use assets	6	692,795	599,242
Investment properties		55,001	—
Total non-current assets		13,891,767	12,424,547
TOTAL ASSETS		15,630,443	13,345,219
LIABILITIES
Current Liabilities
Trade payables		961,988	542,367
Borrowings	7	1,433,449	1,308,379
Salaries and social security payables		356,894	275,963
Income tax liabilities	8	40,700	5,562
Other taxes payables		241,607	110,577
Dividends payables		1,027	837
Leases liabilities		141,454	90,902
Other liabilities		76,060	49,273
Provisions	9	72,279	4,737
Total current liabilities		3,325,458	2,388,597
Non-Current Liabilities
Trade payables		17,692	20,095
Borrowings	7	3,687,475	2,201,807
Salaries and social security payables		55,649	11,548
Deferred income tax liabilities	8	1,479,121	1,720,619
Other taxes payables		1	2
Leases liabilities		224,455	168,856
Other liabilities		50,840	18,696
Provisions	9	251,427	64,459
Total non-current liabilities		5,766,660	4,206,082
TOTAL LIABILITIES		9,092,118	6,594,679
EQUITY
Equity attributable to Controlling Company		6,436,731	6,616,647
Equity attributable to non-controlling interest		101,594	133,893
TOTAL EQUITY (See Consolidated Statements of Changes in Equity)		6,538,325	6,750,540
TOTAL LIABILITIES AND EQUITY		15,630,443	13,345,219

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

TELECOM ARGENTINA S.A.

CONSOLIDATED INCOME STATEMENTS

(In millions of Argentine pesos in current currency, except per share data in Argentine pesos in current currency - Note 1.d)

		Three month period		Nine month period
		ended		ended
		September 30,		September 30,
	Note	2025	2024	2025	2024
Revenues	12	2,065,211	1,295,358	5,622,561	3,758,165
Employee benefit expenses and severance payments		(507,333)	(332,331)	(1,358,615)	(915,085)
Interconnection and transmission costs		(100,726)	(33,558)	(200,813)	(112,382)
Fees for services, maintenance, materials and supplies		(264,101)	(168,286)	(714,553)	(506,572)
Taxes and fees with the Regulatory Authority		(178,621)	(102,592)	(485,015)	(293,654)
Commissions and advertising		(103,915)	(76,739)	(297,533)	(204,778)
Cost of equipment and handsets	13	(67,986)	(64,517)	(224,740)	(173,620)
Programming and content costs		(93,759)	(75,022)	(266,780)	(212,992)
Bad debt expenses	9	(27,124)	(25,207)	(97,299)	(77,335)
Other operating expenses, net		(72,520)	(65,125)	(260,826)	(178,313)
Depreciation, amortization and impairment of Fixed and intangible assets		(483,338)	(400,385)	(1,364,066)	(1,223,579)
Operating income (loss)		165,788	(48,404)	352,321	(140,145)
Losses from associates and joint ventures	2	(2,225)	(6,392)	(4,073)	(10,783)
Financial results from borrowings	14	(444,833)	121,748	(679,159)	1,779,364
Other financial results, net	14	(12,150)	(60,120)	(6,041)	181,914
Income (loss) before income tax		(293,420)	6,832	(336,952)	1,810,350
Income tax benefit (expense)	8	100,939	(22,042)	64,409	(556,137)
Net income (loss) for the period		(192,481)	(15,210)	(272,543)	1,254,213

Attributable to:
Controlling Company		(200,363)	(21,557)	(289,156)	1,236,724
Non-controlling interest		7,882	6,347	16,613	17,489
		(192,481)	(15,210)	(272,543)	1,254,213

Earnings (losses) per share for income attributable to the Controlling Company - Basic and diluted	1.c	(93.03)	(10.01)	(134.26)	574.24

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

See Note 13 for additional information on operating expenses per function.

TELECOM ARGENTINA S.A.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In millions of Argentine pesos in current currency - Note 1.d)

	Three month period		Nine month period
	ended		ended
	September 30,		September 30,
	2025	2024	2025	2024

Net income (loss) for the period	(192,481)	(15,210)	(272,543)	1,254,213

Other comprehensive income
Items that may be reclassified to profit or loss
Currency translation adjustments (no effect on Income Tax)	52,610	(27,925)	70,290	(267,380)
DFI effects classified as hedges	—	(8,675)	—	(7,198)
Gains of investment at fair value	2,142	—	3,084	—
Income Tax effects	(749)	2,926	(1,079)	2,409
Other comprehensive income (loss), net of tax	54,003	(33,674)	72,295	(272,169)

Total comprehensive income (loss) for the period	(138,478)	(48,884)	(200,248)	982,044

Attributable to:
Controlling Company	(159,729)	(45,512)	(231,201)	1,045,168
Non-controlling interest	21,251	(3,372)	30,953	(63,124)
	(138,478)	(48,884)	(200,248)	982,044

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

TELECOM ARGENTINA S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In millions of Argentine pesos in current currency - Note 1.d)

	Owners contribution		Reserves
	Outstanding								Equity	Equity
	shares				Special				attributable	attributable
	Capital				reserve for		Other		to	to non-
	nominal	Inflation	Contributed		IFRS	Facultative	comprehensive	Retained	controlling	controlling	Total
	value	adjustment	Surplus	Legal	implementation	(1)	loss	earnings	company	interest	Equity
Balances as of January 1, 2024	2,154	2,281,597	3,354,448	135,501	49,683	757,419	(138,460)	(684,523)	5,757,819	205,972	5,963,791
Resolutions of the General Ordinary and Extraordinary Shareholders’ Meeting held on April 25, 2024
- Absorption of retained earnings (losses) and reserve reclassification	—	—	(205,624)	—	—	(478,899)	—	684,523	—	—	—
Dividends to non-controlling shareholders	—	—	—	—	—	—	—	—	—	(12,720)	(12,720)
Subsidiary acquisition – Naperville	—	—	—	—	—	—	—	—	—	1,490	1,490
Transaction with non-controlling interest	—	—	—	—	—	—	(32,552)	—	(32,552)	(2,228)	(34,780)
Subsidiary acquisition - CrediPay	—	—	—	—	—	—	—	—	—	785	785
Comprehensive income:
Net income for the period	—	—	—	—	—	—	—	1,236,724	1,236,724	17,489	1,254,213
Other comprehensive loss, net of tax	—	—	—	—	—	—	(191,556)	—	(191,556)	(80,613)	(272,169)
Total comprehensive income (loss) for the period	—	—	—	—	—	—	(191,556)	1,236,724	1,045,168	(63,124)	982,044
Balances as of September 30, 2024	2,154	2,281,597	3,148,824	135,501	49,683	278,520	(362,568)	1,236,724	6,770,435	130,175	6,900,610

Balances as of January 1, 2025	2,154	2,281,597	3,148,824	135,501	49,683	133,558	(369,456)	1,234,786	6,616,647	133,893	6,750,540
Resolutions of the General Ordinary and Extraordinary Shareholders’ Meeting held on April 25, 2025 (2)
- Absorption of specific retained earnings (losses)	—	—	(110,451)	60,069	—	1,285,168	—	(1,234,786)	—	—	—
Dividends to non-controlling shareholders	—	—	—	—	—	—	—	—	—	(11,967)	(11,967)
Transaction non-controlling interest (3)	—	—	—	—	—	—	51,285	—	51,285	(51,285)	—
Comprehensive income:
Net income (loss) for the period	—	—	—	—	—	—	—	(289,156)	(289,156)	16,613	(272,543)
Other comprehensive income, net of tax	—	—	—	—	—	—	57,955	—	57,955	14,340	72,295
Total comprehensive income (loss) for the period	—	—	—	—	—	—	57,955	(289,156)	(231,201)	30,953	(200,248)
Balances as of September 30, 2025	2,154	2,281,597	3,038,373	195,570	49,683	1,418,726	(260,216)	(289,156)	6,436,731	101,594	6,538,325
(1)	Correspond to the Voluntary reserve to maintain the Company’s level of capital expenditures and its current solvency level.
(2)	See Note 16 b).
(3)	This operation represents a transaction between controlling and non-controlling stockholders related to the acquisition of 100% Adesol’s special purpose entities. See Note 1.a).

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

TELECOM ARGENTINA S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions of Argentine pesos in current currency – Note 1.d)

		Nine month period ended
		September 30,
	Note	2025	2024
CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
Net income (loss) for the period		(272,543)	1,254,213
Adjustments to reconcile net income to net cash flows provided by operating activities
Allowances deducted from assets		106,972	71,823
Depreciation of PP&E	4	1,017,916	933,214
Amortization of intangible assets	5	153,773	106,453
Amortization of rights of use assets	6	190,881	185,262
Depreciation of Investment properties		1,557	—
Disposals of Fixed and intangible assets		28,231	1,345
Earnings (losses) from associates and joint ventures	2	4,073	10,783
Financial results and others		643,891	(2,214,923)
Income tax expenses	8	(64,409)	556,137
Income tax paid		(10,892)	(8,764)
Change in operating assets and liabilities, net of effects from purchase of controlled entity
Increase Trade receivables		(201,862)	(247,512)
Increase Other receivables		(45,457)	(72,872)
Decrease Inventories		53,391	279
Decrease Trade payables		(90,145)	(15,384)
(Decrease) / Increase Salaries and social security payables		(3,655)	52,355
(Decrease) / Increase Other taxes payables		(232,403)	30,337
(Decrease) / Increase Other Liabilities and Provisions		17,058	(11,621)
Total cash flows from operating activities		1,296,377	631,125
CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES
Payments for PP&E		(688,580)	(271,300)
Payments for intangible asset acquisitions		(87,374)	(39,380)
Dividends received from associates		—	1,229
Proceeds from the sale of PP&E and intangible assets		33,983	4,498
Payments for acquisition of subsidiary, net of cash acquired	16	(1,209,041)	(17,020)
Integration contributions in joint ventures	2	(204)	—
Compensation received for acquisition of companies		—	3,901
Proceeds from DFI liquidations		20,538	4,808
Proceeds from sale of investments not considered as cash and cash equivalents		281,163	330,941
Payments for investments not considered as cash and cash equivalents		(416,138)	(346,798)
Total cash flows used in investing activities		(2,065,653)	(329,121)
CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES
Proceeds from borrowings	7	3,490,325	1,110,294
Payment of borrowings	7	(2,273,464)	(1,076,214)
Repurchase of Notes	7	(13,917)	(25,233)
Payment of interests, DFI and related expenses	7	(307,055)	(332,351)
Payments of leases liabilities		(136,741)	(76,631)
Dividends paid to non-controlling interests in subsidiaries		(16,276)	(11,713)
Total cash flows from (used in) financing activities		742,872	(411,848)

NET DECREASE IN CASH AND CASH EQUIVALENTS		(26,404)	(109,844)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR		388,241	424,356
NET FOREIGN EXCHANGE DIFFERENCES AND RECPAM ON CASH AND CASH EQUIVALENTS		36,056	(73,647)
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD		397,893	240,865

TELECOM ARGENTINA S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS (Cont.)

(In millions of Argentine pesos in current currency – Note 1.d)

Main non-cash transactions from the consolidated statement of cash flows are the following:

		Nine month period ended
	Classification of	September 30,
Description	activities	2025	2024
PP&E and intangible assets acquisition financed with trade payables	Investing	110,763	222,043
Right of use assets acquisition owed	Investing	140,390	218,871
Trade payables cancelled with government bonds	Investing	—	25,645
Issuance costs payable	Financing	1,530	215
Trade payables cancelled with borrowings	Financing	—	15,817
Dividend payable from subsidiaries	Financing	—	1,007
Dividend offset with trade payable	Investing	408	—
Acquisition of companies and joint ventures offset with other receivables	Investing	—	10,161
Acquisition of non-controlling interest offset against other receivables	Financing	—	1,590
Acquisition of non-controlling interest financed with other liabilities	Financing	—	33,190
Exchange Notes	Financing	—	162,405
Contribution pending integration	Investing	—	785
Trade payables offset with sale of PP&E	Investing	3,562	—

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

TELECOM ARGENTINA S.A.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2025, AND 2024

(In millions of Argentine pesos in current currency, except as otherwise indicated)

TELECOM ARGENTINA S.A.

NOTE 1 - BASIS OF PREPARATION OF THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AND SIGNIFICANT ACCOUNTING POLICIES

a)    Basis of preparation and significant accounting policies

These unaudited condensed consolidated financial statements as of September 30, 2025, and for the nine and three-month periods ended on September 30, 2025, have been prepared in accordance with IAS 34 “Interim Financial Reporting”.

Therefore, these financial statements do not include all the information required in an annual financial statement and, consequently, they must be read jointly with the annual financial statements as of December 31, 2024 included in form 20F 2024, which can be consulted at the Company´s website (https:// https://inversores.telecom.com.ar/en/quarterly-earnings.html). It should be noted that the annual financial statements have been measured in terms of current pesos as of December 31, 2024, applying the guidance in IAS 29. These unaudited condensed consolidated financial statements have been measured in terms of current pesos as of September 30, 2025, applying the guidance in IAS 29. (See Note 1.d).

We have not recast our annual financial statements to measure them in terms of current pesos as of September 30, 2025, the most recent financial period for which consolidated financial statements are available. Therefore, the annual financial statements and the unaudited condensed consolidated financial statements are not comparable.

These unaudited condensed consolidated financial statements were prepared following the same accounting policies as in the most recent annual financial statements, except for those policies incorporated due to the acquisition of TMA:

(i)	measurement of financial assets: assets that are held for collection of contractual cash flows and for selling, where the assets’ cash flows represent solely payments of principal and interest, are measured at fair value through other comprehensive income. Movements in the carrying amount are taken through other comprehensive income, except for the recognition of impairment gains or losses, interest income and foreign exchange gains and losses, which are recognized in profit or loss, within “Other financial results, net”. When the financial asset is derecognized, the cumulative gain or loss previously recognized in other comprehensive income is reclassified from equity to profit or loss,
(ii)	Investment properties, which is recorded initially at cost, and then at cost less accumulated depreciation, and comprise primarily land and buildings that are not occupied for its own operations, and the depreciation is calculated on a straight-line basis for the estimated useful life of 50 years, (calculated in accordance with technical studies, periodically reviewed) and
(iii)	termination benefits plans: additionally to what is mentioned in Note 3.o) to the annual financial statements as of December 31, 2024, Telecom recognizes costs for a restructuring according to IAS 37 (i.e., it has a detailed formal plan for the restructuring, and it has raised a valid expectation in those affected that it will carry out the restructuring) and when involves the payment of terminations benefits. These termination benefit plans correspond to the TMA subsidiary and are recognized in the line “Salaries and social security payables” in the consolidated statements of financial position. In addition to the termination benefits plans in effect at the time of the acquisition of TMA, during the nine- and three-month periods ending September 30, 2025 this subsidiary recognized a new restructuring plan, which had an impact of $111,746 million and $56,309 million on results, respectively, recognized as “Employee benefit expenses and severance payments”. As of September 30, 2025 there are no pending balances related to the mentioned termination plan.

TELECOM ARGENTINA S.A.

These unaudited condensed consolidated financial statements were prepared including in the consolidation process the following companies:

			Telecom
			Argentina's
			direct/indirect
			interest in
			capital stock
Company	Main activity	Country	and votes
TMA(a)	ICT Services and Audiovisual Communication Services	Argentina	99.999625%
Micro Sistemas	Services related to the use of electronic payment media	Argentina	100.00%
Manda	Holding	Argentina	100.00%
RISSAU	Broadcasting services	Argentina	100.00%
Inter Radios	Broadcasting services	Argentina	100.00%
Pem	Investment	Argentina	100.00%
Cable Imagen	Closed-circuit television	Argentina	100.00%
Personal Smarthome	Security solutions and services	Argentina	100.00%
NYS2	ICT Services and Audiovisual Communication Services.	Argentina	100.00%
TSMA	Community Closed-Circuit Television	Argentina	100.00%
Ubiquo	Cybersecurity services and products	Chile	95.00%
Núcleo	Mobile telecommunications Services	Paraguay	67.50%
Personal Envíos	Mobile financial services	Paraguay	67.50%
CrediPay	Financial services	Paraguay	67.50%
Televisión Dirigida	Cable television services	Paraguay	100.00%
Adesol (b)	Holding	Uruguay	100.00%
Opalker	Cybersecurity, content platform and related services	Uruguay	100.00%
Parklet (c)	Development and provision of digital platforms	Uruguay	51.00%
MFH	Holding	USA	100.00%
Naperville	Holding	USA	100.00%
Saturn	Holding	USA	100.00%
Telecom USA	Telecommunication services	USA	100.00%
(a)Company acquired on February 24, 2025. See Note 16.
(b)Adesol acquired 100% of the equity interests in the following companies incorporated in the Eastern Republic of Uruguay, which render subscription television services in various locations of that country: Bersabel S.A., Audomar S.A., Dolfycor S.A., Reiford S.A., Tracel S.A., Space Energy Tech S.A., and Visión Satelital S.A. This acquisition was approved by the regulatory authority through Resolution No. 79 issued by the Ministry of Industry, Energy and Mining of Uruguay dated February 27, 2025, and published in the Official Gazette of the Eastern Republic of Uruguay on March 12, 2025. This operation represents a transaction between controlling and non-controlling stockholders.
(c)Until May 19, 2025, Telecom Argentina indirectly held 100% of the company through Opalker. On May 19, 2025, Opalker transferred to the unrelated company “Tech-Co Enablers, LLC”, shares representing 49% of Parklet’s capital and voting rights. As a result, from that date, Opalker’s interest in Parklet is 51%. On the same date, the parties signed a shareholders’ agreement (“Agreement”) which sets forth, among other matters, the rights and obligations of both parties regarding their participation in the company. According to the Agreement, a special majority with the consent of both shareholders is required to decide on key business and corporate matters. Therefore, Opalker alone does not have the ability to use its power over the investee to influence its returns, and exercises joint control, accounting for its investment as a joint venture from the date the share transfer transaction was completed, see Note 2.a).

The preparation of these unaudited condensed consolidated financial statements in accordance with IAS 34 requires that the Company’s Management make estimates that affect the figures disclosed in the financial statements or its complementary information. Actual results may differ from these estimates.

These unaudited condensed consolidated financial statements are expressed in millions of Argentine pesos, on an accrual basis of accounting (except for the consolidated statement of cash flows), based on historical cost, except for certain financial assets and liabilities (includes DFI) that are measured at fair value and are prepared in current currency as of September 30, 2025.

The figures as of December 31, 2024, and for the nine and three-month periods ended on September 30, 2024, which are disclosed in these unaudited condensed consolidated financial statements for comparative purposes, are a result of restating the financial statements as of such dates to values in current currency as of September 30, 2025. This is as a consequence of the restatement process of the financial information described in point d).

TELECOM ARGENTINA S.A.

As disclosed in Note 16.a) to these unaudited condensed consolidated financial statements, the Company has consolidated TMA as from February 24, 2025, and, therefore, the Company’s financial statements as of September 30, 2025, and the results for the nine and three-month periods ended September 30, 2025, are not comparable to the comparative information presented in these unaudited condensed consolidated financial statements.

These unaudited condensed consolidated financial statements as of September 30, 2025, were authorized for issuance and approved by resolution of the Board of Directors’ meeting held on November 10, 2025.

These unaudited condensed consolidated financial statements contain all disclosures required under IAS 34. Some additional disclosures required by the LGS and/or by the CNV have been also included.

b)    Segment information

The Executive Committee and the CEO have a strategic and operational vision of Telecom as a single business unit, according to the current regulatory context of the converged ICT Services industry (adding to the same segment both the activities related to the mobile services, internet services, cable television and fixed and data services, services governed by the same regulatory framework of ICT Services). To exercise its functions, both the Executive Committee and the CEO receive periodically the economic-financial information of Telecom Argentina and its subsidiaries (in current currency as of the date of each transaction), that is prepared as a single segment and evaluate the evolution of business as a unit of generation of results, administrating the resources in a unique way to achieve the objectives. Regarding costs, they are not specifically allocated to a type of service, considering that the Company has a single payroll and operating expenses that affect all services in general (non-specific). Further, decisions on CAPEX affect all the types of services provided by Telecom in Argentina and are not allocated specifically to one of them.

Following the acquisition of TMA, dated February 24, 2025 (see Note 16), the Company identified a new reportable segment, “ICT Services provided in Argentina – TMA Networks” corresponding to the provision of mobile and fixed telephony services, fixed broadband, and video services on a nationwide scale in Argentina, using its own networks, with its own infrastructure. The subsidiary TMA is managed as a separate business unit, and therefore, the Executive Committee and the CEO review its economic and financial information (stated in historic currency at the transaction date) separately.

Additionally, Telecom, through Micro Sistemas, develops activities in the fintech industry in Argentina. Telecom also carries out activities abroad (Paraguay, USA, Uruguay and Chile).

The operations that Telecom develops through Micro Sistemas, and those developed abroad, are not analyzed as a separate segment by the Executive Committee and the CEO, considering that they are not considered as individually significant. These operations do not meet the aggregation criteria established by the standard to be grouped within the “ICT Services provided in Argentina– Telecom Networks” segment and considering that they do not exceed any of the quantitative thresholds identified in the standard to qualify as reportable segments, they are grouped within the category “Other segments”.

The Executive Committee and the CEO continue to monitor these businesses to evaluate the way its performance is reviewed and, eventually, its consideration as a separate reportable segment provided it complies with the requirements established by IFRS Accounting Standards to that effect.

As a result, segments as of September 30, 2025, are the following:

-

ICT Services provided in Argentina – Telecom Networks: Corresponds to the operations carried out by the Company and its subsidiaries located in Argentina (excluding TMA) engaged in the provision of ICT services.

-	ICT Services provided in Argentina – TMA Networks: Corresponds to the operations carried out by the subsidiary TMA as from the acquisition date.

TELECOM ARGENTINA S.A.

-

Other segments: Corresponds to the operations for a) ICT services provided aboard (Paraguay, USA, Uruguay and Chile) and b) the development of activities in the fintech industry, through the subsidiaries Micro Sistemas and Personal Envíos in Argentina and Paraguay, respectively.

The Executive Committee and the CEO evaluate the profitability for each reportable segment based on the measure of the Adjusted EBITDA. Adjusted EBITDA is defined as our net (loss) income less income tax, financial results, earnings (losses) from associates and joint ventures, and depreciation, amortization and impairment of Fixed and intangible assets.

Presented below is the segment financial information as it is analyzed by the Executive Committee and the CEO for the nine and three-month periods ended September 30, 2025 and 2024, respectively:

Consolidated Income Statement for the nine-month period ended September 30, 2025

	ICT Services provided in Argentina –			ICT Services provided in Argentina –			Other segments			Eliminations	Total
	Telecom Network			TMA Network
	Currency			Currency			Currency
	of the			of the			of the
	transaction	Inflation	In current	transaction	Inflation	In current	transaction	Inflation	In current
	date	restatement	currency	date	restatement	currency	date	restatement	currency
Revenues	3,359,594	274,274	3,633,868	1,679,463	104,726	1,784,189	266,454	20,974	287,428	(82,924)	5,622,561
Operating costs without depreciation, amortization and impairment of Fixed and intangible assets
Employee benefit expenses and severance payments	(803,493)	(64,584)	(868,077)	(440,721)	(24,314)	(465,035)	(23,635)	(1,868)	(25,503)	—	(1,358,615)
Fees for services, maintenance, materials and supplies	(402,941)	(52,882)	(455,823)	(214,278)	(11,862)	(226,140)	(35,482)	(2,772)	(38,254)	5,664	(714,553)
Taxes and fees with the Regulatory Authority	(282,073)	(22,903)	(304,976)	(158,436)	(9,468)	(167,904)	(11,231)	(904)	(12,135)	—	(485,015)
Commissions and advertising	(141,089)	(11,189)	(152,278)	(94,511)	(5,704)	(100,215)	(45,502)	(4,229)	(49,731)	4,691	(297,533)
Programming and content costs	(191,442)	(15,564)	(207,006)	(32,373)	(1,879)	(34,252)	(23,612)	(1,910)	(25,522)	—	(266,780)
Other operating costs without depreciation, amortization and impairment of Fixed and intangible assets	(382,537)	(54,656)	(437,193)	(328,772)	(34,384)	(363,156)	(51,693)	(4,205)	(55,898)	72,569	(783,678)
Adjusted EBITDA	1,156,019	52,496	1,208,515	410,372	17,115	427,487	75,299	5,086	80,385	—	1,716,387

Depreciation, amortization and impairment of Fixed and intangible assets											(1,364,066)
Operating income											352,321
Losses from associates and joint ventures											(4,073)
Financial results from borrowings											(679,159)
Other financial results, net											(6,041)
Loss before income tax											(336,952)
Income tax benefit											64,409
Net loss											(272,543)

Attributable to:
Controlling Company											(289,156)
Non-controlling interest											16,613
											(272,543)

TELECOM ARGENTINA S.A.

Consolidated Income Statement for the three-month period ended September 30, 2025

	ICT Services provided in Argentina –			ICT Services provided in Argentina –
	Telecom Network			TMA Network			Other segments
	Currency of			Currency of			Currency of			Eliminations	Total
	the			the			the
	transaction	Inflation	In current	transaction	Inflation	In current	transaction	Inflation	In current
	date	restatement	currency	date	restatement	currency	date	restatement	currency
Revenues	1,213,558	24,229	1,237,787	746,777	10,779	757,556	99,070	1,487	100,557	(30,689)	2,065,211
Operating costs without depreciation, amortization and impairment of Fixed and intangible assets
Employee benefit expenses and severance payments	(295,141)	(5,979)	(301,120)	(193,156)	(3,783)	(196,939)	(9,086)	(188)	(9,274)	—	(507,333)
Fees for services, maintenance, materials and supplies	(146,203)	(8,159)	(154,362)	(96,103)	(1,166)	(97,269)	(14,429)	(301)	(14,730)	2,260	(264,101)
Taxes and fees with the Regulatory Authority	(102,509)	(2,032)	(104,541)	(68,401)	(1,458)	(69,859)	(4,142)	(79)	(4,221)	—	(178,621)
Commissions and advertising	(52,339)	(1,090)	(53,429)	(37,728)	(770)	(38,498)	(13,480)	(286)	(13,766)	1,778	(103,915)
Programming and content costs	(68,727)	(1,368)	(70,095)	(14,635)	(285)	(14,920)	(8,570)	(174)	(8,744)	—	(93,759)
Other operating costs without depreciation, amortization and impairment of Fixed and intangible assets	(124,522)	(11,479)	(136,001)	(145,695)	731	(144,964)	(14,212)	170	(14,042)	26,651	(268,356)
Adjusted EBITDA	424,117	(5,878)	418,239	191,059	4,048	195,107	35,151	629	35,780	—	649,126
Depreciation, amortization and impairment of Fixed and intangible assets											(483,338)
Operating income											165,788
Losses from associates and joint ventures											(2,225)
Financial results from borrowings											(444,833)
Other financial results, net											(12,150)
Loss before income tax											(293,420)
Income tax benefit											100,939
Net loss											(192,481)

Attributable to:
Controlling Company											(200,363)
Non-controlling interest											7,882
											(192,481)

Consolidated Income Statement for the nine-month period ended September 30, 2024

	ICT Services provided in Argentina – Telecom Network			Other segments			Eliminations	Total
	Currency			Currency
	of the	Inflation	In current	of the	Inflation	In current
	transaction date	restatement	currency	transaction date	restatement	currency
Revenues	2,204,084	1,263,821	3,467,905	192,888	117,909	310,797	(20,537)	3,758,165
Operating costs without depreciation, amortization and impairment of Fixed and intangible assets
Employee benefit expenses and severance payments	(564,737)	(322,428)	(887,165)	(17,356)	(10,564)	(27,920)	—	(915,085)
Fees for services, maintenance, materials and supplies	(272,431)	(197,017)	(469,448)	(26,042)	(16,023)	(42,065)	4,941	(506,572)
Taxes and fees with the Regulatory Authority	(179,416)	(102,509)	(281,925)	(7,326)	(4,403)	(11,729)	—	(293,654)
Commissions and advertising	(86,687)	(47,840)	(134,527)	(46,095)	(26,829)	(72,924)	2,673	(204,778)
Programming and content costs	(116,779)	(65,864)	(182,643)	(18,849)	(11,500)	(30,349)	—	(212,992)
Other operating costs without depreciation, amortization and impairment of Fixed and intangible assets	(290,773)	(206,362)	(497,135)	(35,491)	(21,947)	(57,438)	12,923	(541,650)
Adjusted EBITDA	693,261	321,801	1,015,062	41,729	26,643	68,372	—	1,083,434

Depreciation, amortization and impairment of Fixed and intangible assets								(1,223,579)
Operating loss								(140,145)
Losses from associates and joint ventures								(10,783)
Financial results from borrowings								1,779,364
Other financial results, net								181,914
Income before income tax								1,810,350
Income tax expense								(556,137)
Net income								1,254,213

Attributable to:
Controlling Company								1,236,724
Non-controlling interest								17,489
								1,254,213

TELECOM ARGENTINA S.A.

Consolidated Income Statement for the three-month period ended September 30, 2024

	ICT Services provided in Argentina – Telecom Network			Other segments			Eliminations	Total
	Currency			Currency
	of the	Inflation	In current	of the	Inflation	In current
	transaction date	restatement	currency	transaction date	restatement	currency
Revenues	884,375	323,489	1,207,864	67,564	24,884	92,448	(4,954)	1,295,358
Operating costs without depreciation, amortization and impairment of Fixed and intangible assets
Employee benefit expenses and severance payments	(236,823)	(87,127)	(323,950)	(6,140)	(2,241)	(8,381)	—	(332,331)
Fees for services, maintenance, materials and supplies	(106,353)	(50,791)	(157,144)	(9,207)	(3,495)	(12,702)	1,560	(168,286)
Taxes and fees with the Regulatory Authority	(72,330)	(26,456)	(98,786)	(2,783)	(1,023)	(3,806)	—	(102,592)
Commissions and advertising	(38,332)	(14,017)	(52,349)	(18,659)	(6,857)	(25,516)	1,126	(76,739)
Programming and content costs	(48,423)	(17,707)	(66,130)	(9,148)	256	(8,892)	—	(75,022)
Other operating costs without depreciation, amortization and impairment of Fixed and intangible assets	(120,298)	(55,840)	(176,138)	(10,853)	(3,684)	(14,537)	2,268	(188,407)
Adjusted EBITDA	261,816	71,551	333,367	10,774	7,840	18,614	—	351,981

Depreciation, amortization and impairment of Fixed and intangible assets								(400,385)
Operating loss								(48,404)
Losses from associates and joint ventures								(6,392)
Financial results from borrowings								121,748
Other financial results, net								(60,120)
Income before income tax								6,832
Income tax expense								(22,042)
Net loss								(15,210)

Attributable to:
Controlling Company								(21,557)
Non-controlling interest								6,347
								(15,210)

Additional required information is disclosed below:

	Three month period ended		Nine month period ended
	September 30,		September 30,
Revenues	2025	2024	2025	2024
Revenues from customers in Argentina	1,973,376	1,209,872	5,360,191	3,466,320
Revenues from foreign customers	91,835	85,486	262,370	291,845
	2,065,211	1,295,358	5,622,561	3,758,165
CAPEX
CAPEX corresponding to the segment “ICT Services provided in Argentina – Telecom Network”			530,213	425,042
CAPEX corresponding to the segment “ICT Services provided in Argentina – TMA Network”			256,170	n/a
CAPEX corresponding to the segment “Other segments”			62,987	65,098
			849,370	490,140

TELECOM ARGENTINA S.A.

	September30,	December31,
Fixed and intangible assets	2025	2024
Fixed and intangible assets corresponding to the segment “ICT Services provided in Argentina – Telecom Network”	7,310,760	11,821,805
Fixed and intangible assets corresponding to the segment “ICT Services provided in Argentina – TMA Network”	1,519,639	n/a
Fixed and intangible assets corresponding to the segment “Other segments”	4,650,762	485,656
	13,481,161	12,307,461
Borrowings
Borrowings corresponding to the segment “ICT Services provided in Argentina – Telecom Network”	5,071,293	3,452,634
Borrowings corresponding to the segment “ICT Services provided in Argentina – TMA Network”	—	n/a
Borrowings corresponding to the segment “Other segments”	49,631	57,552
	5,120,924	3,510,186

c)    Net earnings per share

Basic earnings per share is calculated by dividing the net income attributable to the Controlling Company by the weighted average number of ordinary shares outstanding during the period. On the other hand, diluted earnings per share is computed by dividing the net income attributable to the Controlling Company for the period by the weighted average number of common shares issued and to be potentially issued at the end of the period. Since the Company has no dilutive potential common stock outstanding, basic and dilutive earnings per share amounts do not differ.

For the nine and three-month periods ended September 30, 2025, and 2024, the weighted average number of shares outstanding amounted to 2,153,688,011.

d)    Financial reporting in hyperinflationary economies

Since Argentina has been considered a high-inflation economy for accounting purposes in accordance with IAS 29 since July 1, 2018, the financial information expressed in Argentine pesos is restated in current currency of September 30, 2025.

The table below shows the evolution of the indexes as of September 30, 2025, and 2024 and December 31, 2024 according to official statistics (INDEC) in accordance with Resolution No. 539/18 of the FACPCE and the devaluation of the Argentine peso vs. de US dollar for the same years / periods:

TELECOM ARGENTINA S.A.

	As of	As of	As of
	September 30,	December 31,	September 30,
	2024	2024	2025

National Consumer Price Index (National CPI) (December 2016=100)	7,122.2	7,694.0	9,384.1

Variation in prices
Annual	209.0%	117.8%	31.8%
Accumulated nine months	101.6%	n/a	22.0%
Accumulated three months since June 2024/2025	12.1%	n/a	6.0%

Banco Nación US$/$ exchange rate	970.5	1,032.0	1,380.0

Variation in the exchange rate
Annual	177.3%	27.7%	42.2%
Accumulated nine months	20.0%	n/a	33.7%
Accumulated three months since June 2024/2025	6.4%	n/a	14.5%

The Company followed the same restatement policies for items identified in the annual consolidated financial statements as of December 31, 2024.

e)    New Standards and Interpretations issued by the IASB

New standards and amendments – applicable on January 1, 2025

Standards and amendments	Description	Mandatory application date for years beginning on or after
Amendments to IAS 21	Lack of Exchangeability: Evaluation when a currency is exchangeable into another currency;	January 1, 2025

The application of the detailed amendment did not generate any impact on the results of operations or the financial situation of the Company.

TELECOM ARGENTINA S.A.

NOTE 2 – CASH AND CASH EQUIVALENTS AND INVESTMENTS

	September 30,	December 31,
Cash and cash equivalents	2025	2024
Cash and Banks (1)	130,779	148,497
Time deposits	139,911	128,033
Mutual funds	127,203	111,711
Total cash and cash equivalents	397,893	388,241

(1) As of September 30, 2025 and December 31, 2024 includes restricted funds for $15,036 million and $10,657 million, respectively, corresponding to the funds to be paid to clients.

Investments
Current
Government bonds and Notes at fair value through profit or loss	256,282	13,887
Government bonds and Notes at fair value through OCI	32,059	—
Mutual funds	968	25,164
Others investment at amortized cost	218	1,910
	289,527	40,961
Non- current
Investments in associates and joint ventures(a)	12,992	16,597
Other investments	31	1
	13,023	16,598
Total investments	302,550	57,559
(a)	Information on Investments in associates and joint ventures is detailed below:
1)	Financial position information:

	September 30,	December 31,
	2025	2024
Investments in associates	5,553	5,746
Investments in joint ventures	7,439	10,851
	12,992	16,597

				Percentage of
				capital stock
	Nature of			owned and	Valuation as of
Companies	relationship	Main activity	Country	voting rights (%)	09.30.25	12.31.24
La Capital Cable (1) (2)	Associate	Closed-circuit television	Argentina	50.00	5,553	5,746
OPH (1)	Joint venture	Holding	USA	50.00	7,230	10,851
Parklet (1) (3)	Joint venture	Development and provision of digital platforms	Uruguay	51.00	209	—
Total					12,992	16,597
(1)Data about the issuer arises from extra-accounting information.
(2)Direct and indirect interest.
(3)As of September 30, 2025, despite owning a percentage higher than a 50% of interest, the Company does not have control in accordance with the requirements of IFRS Accounting Standards. See Note 1.a).

TELECOM ARGENTINA S.A.

The evolution of investments in associates and joint ventures is as follows:

	Balances as of			Earnings	Currency	Balances as of
	December 31,			(loss) of the	translation	September 30,
	2024	Acquisitions	Dividends	period	adjustments	2025
La Capital Cable	5,746	—	(416)	223	—	5,553
OPH	10,851	—	—	(4,291)	670	7,230
Parklet	—	204	—	(1)	6	209
	16,597	204	(416)	(4,069)	676	12,992

	Balances as of				Currency	Balances as of
	December 31,		Earnings (loss)		translation	September 30,
	2023	Dividends	of the period	Decreases	adjustments	2024
Ver TV	27,869	(597)	(8,759)	(18,513)	—	—
TSMA	10,176	(17)	1,635	(11,794)	—	—
La Capital Cable	5,974	(622)	41	—	—	5,393
OPH	19,262	—	(3,700)	—	(4,150)	11,412
	63,281	(1,236)	(10,783)	(30,307)	(4,150)	16,805

2)	Earnings (loss) information:

	Three month period ended		Nine month period ended
	September 30,		September 30,
	2025	2024	2025	2024
Investments in associates	55	(5,813)	223	(7,083)
Investments in joint ventures	(2,280)	(579)	(4,292)	(3,700)
Other (*)	—	—	(4)	—
	(2,225)	(6,392)	(4,073)	(10,783)

(*)  Corresponding to the sale of Parklet’s equity stake in May 2025 (see Note 1.a).

NOTE 3 – GOODWILL

Movements in Goodwill are as follows:

	September 30,
	2025	2024
At the beginning of the year	4,113,535	4,100,679
Increases	—	23,755
Decreases (1)	(4)	—
Currency translation adjustments	8,705	(13,948)
At the end of the period	4,122,236	4,110,486

(1)Correspond to the sale of Parklet’s equity stake in May 2025.

TELECOM ARGENTINA S.A.

NOTE 4 – PP&E

	September 30,	December 31,
	2025	2024
PP&E	6,056,153	5,337,858
Allowance for obsolescence and impairment of materials	(41,675)	(39,346)
Accumulated impairment of others PP&E	(16,323)	(16,761)
	5,998,155	5,281,751

Movements in PP&E (without allowance for obsolescence and impairment of materials and accumulated impairment of others PP&E) are as follows:

	September 30,
	2025	2024
At the beginning of the year	5,337,858	6,098,937
Acquisitions through business combination (*)	929,420	26,706
CAPEX	761,169	452,328
Currency translation adjustments	60,060	(202,334)
Net carrying value of decreases	(11,646)	(647)
Reclassified to Assets classified as held for sale (**)	(2,792)	(2,631)
Depreciation of the period	(1,017,916)	(933,214)
At the end of the period	6,056,153	5,439,145

(*) For September 30, 2025, it corresponds to the acquisition of TMA (see Note 16). For September 30, 2024, it corresponds to the acquisition of Naperville.

(**) Corresponds to properties that the Company has considered available for sale and meet the requirements of IFRS 5 for their classification.

Movements in the allowance for obsolescence and impairment of materials are as follows:

	September 30,
	2025	2024
At the beginning of the year	(39,346)	(58,412)
(Increases) / Decreases	(2,103)	8,541
Currency translation adjustments	(226)	650
At the end of the period	(41,675)	(49,221)

Movements in the accumulated impairment of others PP&E are as follows:

	September 30,
	2025	2024
At the beginning of the year	(16,761)	(6,585)
Decreases	438	1,423
At the end of the period	(16,323)	(5,162)

NOTE 5 – INTANGIBLE ASSETS

	September 30,	December 31,
	2025	2024
Intangible assets	2,703,421	2,403,037
Impairment allowance	(90,447)	(90,104)
	2,612,974	2,312,933

TELECOM ARGENTINA S.A.

Movements in Intangible assets (without considering the impairment allowance) are as follows:

	September 30,
	2025	2024
At the beginning of the year	2,403,037	2,497,530
Acquisitions through business combination (*)	363,205	—
CAPEX	88,201	37,812
Currency translation adjustments	2,751	(10,708)
Amortization of the period	(153,773)	(106,453)
At the end of the period	2,703,421	2,418,181

(*) See Note 16.

The evolution of the provision for impairment of intangible assets is as follows:

	September 30,
	2025	2024
Balances at the beginning of the fiscal year	(90,104)	(90,085)
Increases	(343)	—
Balances at the end of the period	(90,447)	(90,085)

NOTE 6 – RIGHT OF USE ASSETS

Movements in right of use assets are as follows:

	September 30,
	2025	2024
At the beginning of the year	599,242	572,872
Acquisitions through business combination (*)	142,542	—
Increase	140,390	218,871
Net carrying value of decreases	(5,286)	(698)
Currency translation adjustments	6,788	(19,217)
Amortization of the period	(190,881)	(185,262)
At the end of the period	692,795	586,566

(*) See Note 16.

TELECOM ARGENTINA S.A.

NOTE 7 – BORROWINGS

	September 30,	December 31,
Current	2025	2024
Bank overdrafts - principal	255,896	150,561
Bank and other financial entities loans – principal	186,761	172,370
Notes – principal	526,104	793,618
Loans for purchase of equipment	11,917	7,855
Interest and related expenses	452,771	183,975
	1,433,449	1,308,379
Non-current
Notes – principal	2,060,921	1,591,161
Bank and other financial entities loans – principal	537,764	166,068
Loans for purchase of equipment	15,917	9,668
Interest and related expenses	1,072,873	434,910
	3,687,475	2,201,807
Total borrowings	5,120,924	3,510,186

Movements in Borrowings are as follows:

	Cash items	Non-cash items	Total
At the beginning of the year	—	—	3,510,186
Proceeds from borrowings – principal	3,337,419	1	3,337,420
Issuance costs payable	—	(1,530)	(1,530)
Payment of borrowings – principal	(2,273,170)	—	(2,273,170)
Repurchase of Notes	(13,917)	—	(13,917)
Payment of interests and related expenses	(293,291)	—	(293,291)
Payment of DFI	(13,764)	—	(13,764)
Proceed from bank overdrafts net of payment (*)	152,612	—	152,612
Accrued interest and other financial cost	—	256,863	256,863
Foreign currency exchange gains	—	444,152	444,152
Currency translation adjustments	—	15,363	15,363
Total at 09.30.25	895,889	714,849	5,120,924
(*)	Includes $(294) million as of September 30, 2025 related to payment of bank overdrafts.

	Cash items	Non-cash items	Total
At the beginning of the year			5,652,093
Proceeds from borrowings – principal	827,407	15,817	843,224
Issuance costs payable	—	(215)	(215)
Payment of borrowings – principal	(1,076,214)	—	(1,076,214)
Repurchase of Notes	(25,233)	—	(25,233)
Payment of interests and related expenses	(326,472)	—	(326,472)
Payment of DFI	(5,879)	—	(5,879)
Proceed from bank overdrafts net of payment	282,887	—	282,887
Accrued interest and other financial cost	—	229,480	229,480
Foreign currency exchange losses	—	(2,005,574)	(2,005,574)
Currency translation adjustments	—	(58,823)	(58,823)
Total at 09.30.24	(323,504)	(1,819,315)	3,509,274

TELECOM ARGENTINA S.A.

Recent developments of Borrowings for the nine-month period ended September 30, 2025, are detailed below:

a)	Notes

		Amount					Interest
		involved	Issuance	Maturity			payment
Series	Currency	(in millions)	date	date	Amortization	Interest rate	date
24	US$	800(1)	05/2025	05/2033	In two installments: (i) 50% in 05/2032 and (ii) 50% in 05/2033	9.25%	Semiannual basis
		200(2)	07/2025	05/2033
25	US$	50.5(3)	07/2025	07/2027	In one installment at maturity date	7.50%	Quarterly basis
26		$57,962	07/2025	07/2026	In one installment at maturity date	TAMAR plus 4%	Quarterly basis

(1)The Company issued Notes for a nominal value of US$800 million. Since the issuance was made below par, the amount involved was US$789 million and the Company received net proceeds of US$785 million (equivalent to $980,320 million in current currency as of September 30, 2025), which were used to prepay part of the loans obtained for the acquisition of TMA.

(2)It corresponds to additional issuance of Series 24 Notes issued in May, 2025. This additional subscription price was above par, so the amount involved was US$208 million (equivalent to $279,072 million in current currency as of September 30, 2025), which, net of issuance expenses, amount to US$207 million (equivalent to $277,711 million in current currency as of September 30, 2025).

(3)Equivalent to $60,275 million in current currency as of September 30, 2025.

b)	Bank and other financing entities loans

Loans related to the acquisition of TMA

The acquisition of TMA, described in Note 16, was financed through two loans totaling US$1,170 million (net of issuance costs US$ 1,142 million, equivalent to $1,412,300 million in current currency as of September 30, 2025).

Its main characteristics are:

		Principal
		residual	Residual					Interest
		nominal value	Nominal Capital	Maturity				payment
Entities	Currency	(in millions)	(in millions)	date	Amortization	Interest rate	Spread	date
Syndicated loan (1)	US$	970	151	02/2029	In one installment at maturity date	Variable annual rate: SOF 3 months	Between 4.00% and 7.00%	Quarterly basis
Bilateral loan (2)	US$	200	31	Between 02/2028 and 02/2030	Semiannually from 02/2028	Variable annual rate: SOF 3 months	4.00%	Quarterly basis

(1)An unsecured syndicated loan granted by Banco Bilbao Vizcaya Argentaria S.A., Deutsche Bank AG, London Branch and Banco Santander, S.A.

(2)An unsecured bilateral loan granted by Industrial and Commercial Bank of China (Argentina) S.A.U., governed by Argentine law.

On May 29, 2025 the Company applied proceeds from Notes Series 24 to: (i) prepay a principal amount equal to US$650 million and interest equal US$0.3 million under the Syndicated Loan (equivalent to $828,858 million in current currency as of September 30, 2025) and, (ii) prepay a principal amount equal to US$134 million and interest equal to US$0.1 million under the Bilateral Loan (equivalent to $170,610 million in current currency as of September 30, 2025). As of September 30, 2025 the outstanding balance of these loans amounts to $215,692 million.

On July 30, 2025, the Company applied the funds from the reopening of Notes Series 24 to: (i) prepay a principal amount equivalent to US$168.8 million and interest equivalent to US$2.8 million under the Syndicated Loan (equivalent to $234,604 million in current currency as of September 30, 2025) and, (ii) prepay an amount of principal equivalent to US$34.8 million and interest equivalent to US$0.6 million under the Bilateral Loan (equivalent to $47,422 million in current currency as of September 30, 2025).

TELECOM ARGENTINA S.A.

These loans establish, among other provisions, the obligation to comply with certain financial ratios, which are calculated based on contractual definitions, on a quarterly basis, along with the presentation of the Company’s consolidated financial statements: i) “Net Debt/EBITDA” and ii) “EBITDA/Interest Net”.

Other bank loans

		Principal residual						Interest
		nominal value						payment
Entities	Currency	(in millions)		Maturity date	Amortization	Interest rate	Spread	date
Banco Macro S.A.		$100,000		07/2028	In three installments: -33.33% in July, 2026 -33.33% in July, 2027 -33.34% in July, 2028	TAMAR	6.60%	Quarterly basis
Banco BBVA Argentina S.A.		$50,000		01/2028	In three installments: -33.33% in January, 2027 -33.33% in July, 2027 -33.34% in January, 2028	TAMAR	3.85%	Quarterly basis
Industrial and Commercial Bank of China (Argentina) S.A.U.	RMB	930	(1)	07/2028	In three installments: -33.33% in January, 2028 -33.33% in April, 2028 -33.34% in July, 2028	Fixed 6.15%	n/a	Quarterly basis
Banco Nación		$25,000		08/2026	In one installment at maturity date	Fixed 47.75%	n/a	In one installment at maturity date
Bank of China Limited (2)	RMB	530		09/2028	In one installment at maturity date	Fixed 4.8%	n/a	Semiannual basis
(1)	Equivalent to $171,179 million in current currency as of September 30, 2025
(2)

A credit line of up to RMB 1,065 million. As of September 30, 2025, the first tranche was received for RMB 530 million, equivalent to $110,026 million in current currency as of September 30, 2025 (RMB 516.7 million net of issuance costs, equivalent to $107,262 million in current currency as of September 30, 2025). This loan establishes, among other provisions, the obligation to comply with certain financial ratios, which are calculated based on contractual definitions, on a quarterly basis, along with the presentation of the Company’s consolidated financial statements: i) “Net Debt/EBITDA” and ii) “EBITDA/Interest Net”.

c)	Compliance with covenants

As of the date of issuance of these unaudited condensed consolidated financial statements, the Company complies with: a) the EBITDA/ Interest Net ratio and b) the Net Debt/EBITDA ratio established in the loan agreements in force as of September 30, 2025, and is also in compliance with the rest of the covenants established.

TELECOM ARGENTINA S.A.

NOTE 8 – INCOME TAX AND DEFERRED INCOME TAX ASSETS/LIABILITIES

Movements in income tax liabilities are as follows:

	September 30,
	2025	2024
At the beginning of the year	(5,562)	(4,149)
Current income tax expense	(145,789)	(28,975)
Acquisitions through business combination (*)	—	(1,098)
Payments	10,892	8,764
RECPAM and currency translation adjustments	30,471	1,609
Income tax withholdings and offset tax credit	69,288	21,002
At the end of the period	(40,700)	(2,847)

Movements in Deferred Income tax assets/(liabilities), net are as follows:

	September 30,
	2025	2024
At the beginning of the year	(1,680,382)	(1,188,088)
Increases in Deferred tax	210,198	(527,162)
Currency translation adjustments	1,309	(7,006)
Other comprehensive income	(1,079)	2,409
Acquisitions through business combination (*)	365,887	(47)
At the end of the period	(1,104,067)	(1,719,894)

Net deferred tax assets	375,054	35,798
Net deferred tax liabilities	(1,479,121)	(1,755,692)

(*) See Note 16.

As of September 30, 2025, Telecom and some subsidiaries have cumulative tax loss carryforwards of $153,428 million, that represents a deferred tax asset of $53,343 million.

TELECOM ARGENTINA S.A.

Income tax expense differed from the amounts computed by applying the statutory income tax rate of each company to pre-tax income as a result of the following:

	September 30,
	2025	2024

	Profit (loss)
Income before income tax	(336,952)	1,810,350
Non-taxable items – Earnings (Losses) from associates and joint ventures	4,073	10,783
Non-taxable items – Other	(6,375)	5,837
Restatement in current currency of Equity, goodwill and other	653,847	1,159,130
Subtotal	314,593	2,986,100
Average statutory income tax rate	30.83%	34.48%
Income tax expense at statutory tax rate of each company	(97,003)	(1,029,552)
Deferred tax liability restatement in current currency and other	471,843	1,506,339
Income tax inflation adjustment	(299,279)	(1,029,111)
Income tax on cash dividends of foreign companies	(11,152)	(3,813)
Income tax benefit (expense) (*)	64,409	(556,137)

Current tax	(145,789)	(28,975)
Deferred tax	210,198	(527,162)
Income tax benefit (expense)	64,409	(556,137)

(*)Includes $(972) million and $3,572 million for the nine-month periods ended September 30, 2025 and 2024, respectively, corresponding to adjustments made in the respective 2024 and 2023 tax returns. It also includes $282 million for the nine-month period ended September 30, 2024, related to a creditable withholding originated in the subsidiary MFH, which is not an income tax liable entity.

NOTE 9 – PROVISIONS AND ALLOWANCES

The evolution of the allowances deducted from the asset is detailed below:

	Trade receivables		Other receivables		Inventories
	09.30.25	09.30.24	09.30.25	09.30.24	09.30.25	09.30.24
At the beginning of the year	(115,535)	(93,287)	(1,645)	(4,658)	(9,494)	(3,630)
Increases	(97,299)	(77,335)	(1,498)	(1,101)	(6,167)	(3,351)
Acquisitions through business combination (*)	(120,152)	(161)	—	—	—	—
Uses and others	36,959	10,351	735	1,112	979	277
RECPAM and currency translation adjustments	36,988	59,058	230	2,378	(14)	—
At the end of the period	(259,039)	(101,374)	(2,178)	(2,269)	(14,696)	(6,704)

(*) See Note 16.

TELECOM ARGENTINA S.A.

The evolution of provisions as of September 30, 2025, and 2024 is as follows:

	Legal Claims and			Asset retirement
	contingent liabilities			obligations		Total provisions
	09.30.25		09.30.24	09.30.25	09.30.24	09.30.25	09.30.24
Current provisions
At the beginning of the year	4,737		14,184	—	—	4,737	14,184
Increases - Principal	514		2,621	—	—	514	2,621
Acquisitions through business combination (*)	14,072	(**)	—	3,764	—	17,836	—
Payments	(45,162)		(26,533)	(1,493)	—	(46,655)	(26,533)
Reclassifications from non-current	97,377		18,383	3,749	—	101,126	18,383
RECPAM, currency translation adjustments and others	(4,295)		(4,146)	(984)	—	(5,279)	(4,146)
Total current provisions	67,243		4,509	5,036	—	72,279	4,509

Non-current provisions
At the beginning of the year	27,818		34,016	36,641	35,350	64,459	69,366
Capital - Other operating costs, net	27,812		14,420	—	—	27,812	14,420
Capital - Right-of-use assets	—		—	9,577	26,104	9,577	26,104
Increase - Other interest, net	50,481		15,574	8,704	—	59,185	15,574
Acquisitions through business combination (*)	179,294	(**)	5,272	56,078	—	235,372	5,272
Payments	(340)		(4,336)	—	—	(340)	(4,336)
Reclassifications to current	(97,377)		(18,383)	(3,749)	—	(101,126)	(18,383)
RECPAM, currency translation adjustments and others	(27,418)		(13,833)	(16,094)	(21,774)	(43,512)	(35,607)
Total non-current provisions	160,270		32,730	91,157	39,680	251,427	72,410
Total provisions	227,513		37,239	96,193	39,680	323,706	76,919

(*) See Note 16.

(**) TMA is subject to various lawsuits and claims in labor, tax, regulatory, and other matters, considered in the course of its ordinary business. Information on legal claims and contingent liabilities by their nature is detailed below:

Labor contingencies	148,956
Tax contingencies	5,632
Civil and regulatory contingencies	38,778
Total	193,366

Labor contingencies mainly derive from:

●	Joint and several liabilities in labor matters;
●	Occupational accidents and diseases; and
●	Salary differences and other compensation payments.

Tax contingencies mainly derive from claims from ARCA, provincial tax authorities and municipalities. In this case, they primarily relate to:

●	Municipal fees; and
●	National and provincial taxes.

Civil and regulatory contingencies relate to civil, commercial, administrative litigation, regulatory, and other matters. In this case, they primarily relate to:

●	damages;
●	regulatory claims;
●	claims relating to accountability; and

TELECOM ARGENTINA S.A.

●	fines imposed by regulatory authorities.

Given the nature of the risks covered by these provisions, it is not possible to precisely determine the probable dates of potential payments. In addition to the aforementioned contingencies, there are other claims filed against TMA by different customer associations related to the industry and market common issues, some of which are in their initial stages. Considering the time elapsed since the acquisition, these claims are being analysed for the purpose of making an appropriate estimation and valuation to be considered in the final allocation of the PPA within the timeframes provided by IFRS 3, given that these estimations involve significant judgments that require more time and additional information for their final allocation. However, based on this preliminary assessment, the final impact of these contingencies, if they occur, is not expected to significantly affect the Company’s financial position, results of operation or liquidity.

NOTE 10 – ADDITIONAL INFORMATION OF FINANCIAL ASSETS AND LIABILITIES

Financial assets and liabilities denominated in foreign currencies

Financial assets and liabilities denominated in foreign currencies as of September 30, 2025, and December 31, 2024 are the following:

	09.30.25	12.31.24

	In equivalent millions of Argentine pesos
Assets	913,783	433,555
Liabilities	(5,346,866)	(3,205,208)
Net Liabilities	(4,433,083)	(2,771,653)

Offsetting of financial assets and financial liabilities

The following table presents financial assets and liabilities that are offset as of September 30, 2025, and December 31, 2024:

	As of September 30, 2025
	Trade	Other		Other
	receivables	receivables	Trade payables	liabilities
Current and non-current assets (liabilities) - Gross value	780,142	63,017	(982,072)	(22,125)
Offsetting	(2,392)	(4,498)	2,392	4,498
Current and non-current assets (liabilities) – Book value	777,750	58,519	(979,680)	(17,627)

	As of December 31, 2024
	Trade	Other		Other
	receivables	receivables	Trade payables	liabilities
Current and non-current assets (liabilities) - Gross value	381,583	28,573	(582,508)	(25,707)
Offsetting	(20,046)	(4,333)	20,046	4,333
Current and non-current assets (liabilities) – Book value	361,537	24,240	(562,462)	(21,374)

Fair value hierarchy and other disclosures

The measurement at fair value of the financial instruments of Telecom are classified according to the three levels set out in IFRS 13:

-	Level 1: Fair value determined by quoted prices (unadjusted) in active markets for identical assets or liabilities.
-

Level 2: Fair value determined based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (e.g. as prices) or indirectly (e.g. derived from prices).

-	Level 3: Fair value determined by unobservable inputs where the reporting entity is required to develop its own assumptions.

TELECOM ARGENTINA S.A.

Financial assets and liabilities recognized at fair value as of September 30, 2025, and December 31, 2024, and the level of hierarchy are listed below:

As of September 30, 2025	Level 1	Level 2	Total
Assets
Current Assets
Mutual Funds (1) (2)	132,709	—	132,709
Government bonds (1) (2)	288,341	—	288,341
Other receivables: Compensation received for company acquisitions (3)	—	1,274	1,274
Other receivables: DFI (4)	—	1,529	1,529
Non-current Assets
Other receivables: Compensation received for company acquisitions (3)	—	1,873	1,873
Total assets	421,050	4,676	425,726
Liabilities
Current Liabilities
Other liabilities: Debt for acquisition of NYSSA (3)	—	782	782
Total liabilities	—	782	782

As of December 31, 2024	Level 1	Level 2	Total
Assets
Current Assets
Mutual Funds (1) (2)	113,621	—	113,621
Government bonds (1) (2)	13,887	—	13,887
Other receivables: Compensation received for company acquisitions (3)	—	1,316	1,316
Non-current Assets
Other receivables: Compensation received for company acquisitions (3)	—	2,948	2,948
Total assets	127,508	4,264	131,772
Liabilities
Current Liabilities
Other liabilities: Debt for acquisition of NYSSA (3)	—	784	784
Non-current Liabilities
Other liabilities: Debt for acquisition of NYSSA (3)	—	733	733
Total liabilities	—	1,517	1,517
(1)	The Mutual funds are included in Cash and cash equivalents, Investments and Guarantee of financial operations included in Other receivables. The Government bonds are included in Investments.
(2)	The fair value is based on information obtained from active markets and corresponds to quoted market prices as of period-end. A market in which transactions for the asset or liability take place with sufficient frequency and volume to provide pricing information on an ongoing basis.
(3)	The fair value was determined by the variation between the quoted values of certain public securities in foreign currency and Argentine pesos.
(4)	DFI for forward purchases of US dollars, calculated by the variation between the market prices at the end of the period and the time of agreement.

In relation to the fair values set forth above, as of September 30, 2025, there were no changes in the methods and assumptions used with respect to what was reported in Note 22 to the consolidated financial statements as of December 31, 2024.

TELECOM ARGENTINA S.A.

The Company also has certain financial instruments that are not measured at fair value for which the book value approximates their fair value, except for:

Borrowings

As of September 30, 2025, the fair value of borrowings is as follows:

	Carrying Value	Fair Value

Notes	3,810,334	3,641,694
Other borrowings	1,310,590	1,332,463
	5,120,924	4,974,157

The fair value of the loans was assessed as follows:

a)	The fair value of Notes traded in active markets was measured based on quoted market prices at the end of the reporting period. As a result, its valuation classifies as Level 1.
b)	The fair value of Notes that are not traded in an active market was measured based on quotes provided by first-tier financial entities, so their valuation qualifies as Level 2.
c)	For the rest of the borrowings, the fair values were calculated based on cash flows discounted using a current lending rate, so as they are classified as level 3.

NOTE 11 – PURCHASE COMMITMENTS

As of September 30, 2025 and December 31, 2024, the Company has entered into various purchase commitments with domestic and from abroad amounting to approximately $1,064,194 million and $1,209,381 million, respectively (of which $287,552 million and $231,313 million corresponds to Fixed and intangible assets commitments, respectively). These purchase commitments include those that contain “take or pay” clauses, which force the buyer to purchase a quantity of a product or service in a period, usually annually, or, alternatively, to pay that amount even if it has not been taken or accepted to receive it.

NOTE  12 – REVENUES

	Three month period ended		Nine month period ended
	September 30,		September 30,
	2025	2024	2025	2024
Mobile Services	1,035,232	528,354	2,735,909	1,521,775
Internet Services	446,089	338,231	1,235,080	955,895
Cable Television Services	221,680	186,059	631,457	545,155
Fixed and Data Services	258,358	144,281	676,563	471,251
Other services revenues	16,312	13,846	48,296	40,057
Subtotal services revenues	1,977,671	1,210,771	5,327,305	3,534,133
Equipment revenues	87,540	84,587	295,256	224,032
Total Revenues	2,065,211	1,295,358	5,622,561	3,758,165

TELECOM ARGENTINA S.A.

NOTE 13 – OPERATING EXPENSES

The main components of the operating expenses are the following:

	Three month period ended		Nine month period ended
	September 30,		September 30,
	2025	2024	2025	2024

Cost of equipment	Profit (loss)
Inventory balance at the beginning of the year (*)	(137,589)	(68,219)	(83,216)	(87,371)
Plus:
Acquisitions through business combination (**)	—	—	(72,074)	—
Purchases	(33,952)	(74,686)	(175,944)	(172,809)
Other	1,949	1,721	4,888	9,893
Less:
Inventory balance at the end of the period (*)	101,606	76,667	101,606	76,667
	(67,986)	(64,517)	(224,740)	(173,620)

(*) Without considering allowance for obsolescence.
(**) See Note 16.

Operating expenses disclosed by function of expense amounted to $5,270,240 million and $3,898,310 million for the nine-month period ended September 30, 2025, and 2024, respectively are as follows:

	Operating	Administration	Commercialization	Other	Total	Total
Concept	costs	costs	costs	expenses	09.30.25	09.30.24
Employee benefit expenses and severance payments	(651,736)	(329,526)	(377,353)	—	(1,358,615)	(915,085)
Interconnection costs and transmission costs	(200,813)	—	—	—	(200,813)	(112,382)
Fees for services, maintenance, materials and supplies	(262,718)	(162,172)	(289,663)	—	(714,553)	(506,572)
Taxes and fees with the Regulatory Authority	(478,405)	1,166	(7,776)	—	(485,015)	(293,654)
Commissions and advertising	—	—	(297,533)	—	(297,533)	(204,778)
Cost of equipment and handsets	(224,740)	—	—	—	(224,740)	(173,620)
Programming and content costs	(266,780)	—	—	—	(266,780)	(212,992)
Bad debt expenses	—	—	(97,299)	—	(97,299)	(77,335)
Other operating expenses, net	(158,003)	(56,262)	(46,561)	—	(260,826)	(178,313)
Depreciation, amortization and impairment of Fixed and intangible assets	(1,152,212)	(141,267)	(70,648)	61	(1,364,066)	(1,223,579)
Total as of 09.30.25	(3,395,407)	(688,061)	(1,186,833)	61	(5,270,240)
Total as of 09.30.24	(2,580,193)	(487,329)	(832,139)	1,351	—	(3,898,310)

TELECOM ARGENTINA S.A.

NOTE 14 – FINANCIAL RESULTS

	Three month period ended		Nine month period ended
	September 30,		September 30,
	2025	2024	2025	2024
Interests on borrowings (*)	(120,826)	(36,325)	(259,558)	(114,808)
Remeasurement in borrowings (**)	1,071	(5,117)	2,695	(114,464)
Foreign currency exchange gains (losses) on borrowings (***)	(325,078)	160,049	(422,296)	2,005,495
Results from renegotiation of financial debts	—	2,646	—	2,646
Results from repurchase of ON	—	495	—	495
Total financial results from borrowings	(444,833)	121,748	(679,159)	1,779,364
Fair value gains (losses) on financial assets at fair value through profit or loss	22,547	(36,675)	(10,017)	(58,949)
Other foreign currency exchange gains (losses)	3,160	(3,180)	24,308	220,575
Other interests, net	(35,051)	8,404	(13,397)	20,550
Other taxes and bank expenses	(26,483)	(37,951)	(82,437)	(110,619)
Financial expenses on pension benefits	(1,378)	(869)	(4,726)	(3,102)
Financial discounts on assets, debts and others	(4,363)	(18,771)	(13,899)	(29,914)
RECPAM	29,418	28,922	94,127	143,373
Total other financial results, net	(12,150)	(60,120)	(6,041)	181,914
Total financial results, net	(456,983)	61,628	(685,200)	1,961,278

(*) Includes $208 million corresponding to net income generated by DFI for the nine-month period ended September 30, 2024. Includes $(1,840) million corresponding to net loss generated by DFI for the three-month period ended September 30, 2024.

(**) Related to Notes issued in UVA.

(***) Include $21,856 million and $(79) million corresponding to net exchange differences generated by DFI for the nine-month periods ended September 30, 2025, and 2024, respectively. Include $19,041 million and $565 million corresponding to net exchange differences generated by DFI for the three-month periods ended September 30, 2025, and 2024, respectively.

NOTE 15 - BALANCES AND TRANSACTIONS WITH RELATED PARTIES

a)  Controlling Company

CVH is the controlling company of Telecom Argentina.

TELECOM ARGENTINA S.A.

b)  Balances with Related parties

●	Associates and joint venture

CURRENT ASSETS		September 30,	December 31,
Trade receivables		2025	2024
OPH	Joint venture	93	56
		93	56

CURRENT LIABILITIES		September 30,	December 31,
Trade payables		2025	2024
La Capital Cable	Associate	373	252
OPH	Joint venture	1,675	581
		2,048	833
Other liabilities
OPH	Joint venture	—	3,672
		—	3,672
NON - CURRENT LIABILITIES
Other liabilities
OPH	Joint venture	—	3,361
		—	3,361

●  Other Related parties

CURRENT ASSETS	September 30,	December 31,
Trade receivables	2025	2024
Other related parties	2,436	2,287
	2,436	2,287
Other receivables
Other related parties	3	773
	3	773
CURRENT LIABILITIES
Trade payables
Other related parties	13,075	14,812
	13,075	14,812

TELECOM ARGENTINA S.A.

c)  Transactions with Related parties

●  Associates and joint ventures

	Transaction	Kind of related party	Nine month period ended September 30,
			2025	2024

			Profit (loss)
			Revenues
La Capital Cable	Services revenues and other revenues	Associate	99	188
Ver TV	Services revenues and other revenues	Associate	—	65
OPH	Services revenues and other revenues	Joint venture	503	298
			602	551
			Operating costs
La Capital Cable	Fees for services	Associate	(1,599)	(962)
			(1,599)	(962)

●  Other Related parties

	Transaction	Nine month period ended September 30,
		2025	2024

		Profit (loss)
		Revenues
Other related parties	Services and advertising revenues	4,747	5,331
		4,747	5,331
		Operating costs
Other related parties	Programming costs	(33,514)	(40,423)
Other related parties	Editing and distribution of magazines	(2,895)	(3,998)
Other related parties	Advisory services	(8,650)	(4,839)
Other related parties	Advertising purchases	(2,212)	(1,689)
Other related parties	Other purchases and commissions	(7,968)	(4,756)
		(55,239)	(55,705)

The transactions discussed above were made on an arm length transaction basis. When Telecom’s transactions represented more than 1% of its total shareholders’ equity, they were approved according to Law No. 26,831, the Bylaws and the Executive Committees’ Faculties and Performance Regulation.

NOTE 16 – RECENT DEVELOPMENTS CORRESPONDING TO THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2025

a)	Business combination: “Acquisition of TMA”

On February 24, 2025 (the “Acquisition Date”), the Company acquired 86,460,983,849 common shares of TMA, representing 99.999625% of its capital stock, acquiring control. TMA is a company incorporated in the Republic of Argentina, providing mobile and fixed telephony, fixed broadband, and video services on a national scale in Argentina.

The purpose of the acquisition was to enhance the quality of existing services and to expand the coverage and capacity of both mobile and fixed networks.

The contractual purchase price for this transaction was US$1,245 million ($1,539,116 million in current currency as of September 30, 2025), which was settled in the following manner: (a) by assuming a debt owed by the seller to TMA in the amount of US$126 million ($155,657 million in current currency as of September 30, 2025); and (b) as consideration transferred (“consideration paid”), pursuant to IFRS 3, the remaining balance of US$1,119 million ($1,383,459 million in current currency as of September 30, 2025), which was paid in cash using funds obtained from two loans (See Note 7).

TELECOM ARGENTINA S.A.

The assets and liabilities in millions recognized as a result of the acquisition are as follows:

	(In current currency at the	(In current currency as
	acquisition date)	of September 30, 2025)
Cash and cash equivalents	149,678	174,418
Investment	88,434	103,051
Trade receivables	335,696	391,183
Other receivables	69,289	80,742
Inventories	61,851	72,074
Assets classified as held for sale	2,366	2,757
Deferred income tax assets	313,988	365,887
PP&E	797,587	929,420
Intangible assets	311,686	363,205
Right of use assets	137,014	159,661
Investment properties	52,764	61,485
Trade payables	(430,015)	(501,096)
Salaries and social security payables	(139,583)	(162,655)
Other taxes payables	(193,325)	(225,280)
Leases liabilities	(106,991)	(124,676)
Other liabilities	(45,920)	(53,509)
Provisions	(217,291)	(253,208)
Net identifiable assets acquired	1,187,228	1,383,459

The preliminary fair value of the acquired trade receivables is $391,183 million in current currency as of September 30, 2025. The gross contractual amount for trade receivables due is $511,335 million, with a loss allowance of $120,152 million recognized on acquisition.

The Company’s management conducted a preliminary assessment of the PPA, based on which it recorded the acquisition in its financial statements. It should be noted that this is a preliminary assessment, since the valuation of certain assets and liabilities involves significant judgments that require additional time and information. Therefore, as of the date of these unaudited condensed consolidated financial statements, no goodwill has been recognized. Once the PPA determination is completed, within the timeframes provided for by IFRS 3, any resulting effects will be recognized.

Impact on Operations for the period

The acquired business generated revenues from ordinary activities in the amount of $1,784,189 million and net loss in the amount of $11,633 million from the acquisition date to September 30, 2025. Had the acquisition been conducted as of January 1, 2025, the revenues from ordinary activities and net income contributed by the acquired business would have amounted to $2,296,314 million and $332,076 million, respectively, (not including the effect of any reciprocal operations that may exist).

Regulatory Impact of the Acquisition

As of the date of these unaudited condensed consolidated financial statements, the Company has duly submitted the required filings in connection with the acquisition of TMA and has initiated the necessary proceedings before CNDC and ENACOM in order to obtain, respectively, the approval of the Argentine Secretariat of Industry and Trade (or any successor authority acting as the enforcement authority of Law No. 27,442) for the economic concentration resulting from the acquisition of TMA, and the approval of ENACOM for the change of control. The filing with CNDC was made on March 3, 2025, and the filing with ENACOM was made on March 7, 2025, in both cases in accordance with the applicable regulatory framework.

TELECOM ARGENTINA S.A.

Both administrative proceedings are currently pending. On March 21, 2025, a Resolution has been issued by the Secretariat of Industry and Trade, whereby it ordered, as a provisional measure pursuant to Article 44 of Law No. 27,442, that, for a period of six months or until the Secretariat of Industry and Trade issues a decision regarding the approval, approval subject to conditions, or denial of the authorization of the transaction pursuant to Article 14 of such law, whichever occurs first, the Company must refrain from carrying out any legal, corporate and/or commercial acts that would directly or indirectly result in the integration or consolidation of TMA’s business with that of the Company. This includes any initiative aimed at unifying or integrating the personnel of TMA and the Company, as well as any exchange of competitively sensitive information with TMA, such as pricing and pricing strategies, costs and margins, business plans and commercial strategies, customer and supplier information, investment plans, among others. The Company must also comply with the reciprocal infrastructure sharing agreements entered into by the Company and TMA prior to the acquisition. The Resolution does not alter the manner in which the Company and TMA operate, since the Acquisition Date, as they continue to be companies that conduct their business independently, and each has its own Board of Directors and management.

On April 6, 2025, the Company appealed this resolution before the Secretary of Industry and Commerce and the CNDC. The Company has also appealed the note of the Secretary of Industry and Commerce dated March 27, 2025, addressed to the CNDC, through which a monitoring agent of the Company and TMA was appointed. On June 5, 2025, the Company was notified of the decision of the Chamber III of the Federal Court of Appeals on Civil and Commercial Matters, which resolved to grant the Company’s appeal, and further ordering the Secretary of Industry and Commerce to refrain from taking any measure contrary to such suspension.

In addition, on June 19, 2025, the Company was notified of a Resolution of the Secretary of Industry and Commerce, through which, the Company was notified of the technical report issued by the CNDC, which constitutes the objection report under Article 14 of Law No. 27,442.

This report does not represent a final resolution or the imposition of sanctions. Instead, it represents a procedural stage affording the parties the opportunity to exercise their right of defense, submit responses, or propose commitments to mitigate possible anticompetitive consequences.

Pursuant to the aforementioned resolution, the Secretary of Industry and Commerce granted the Company 15 days to submit any comments it deems appropriate regarding the preliminary objection report issued by the CNDC; and/or propose remedies it deems appropriate to mitigate the competitive effects outlined in the objection report. The Secretary also called for a special hearing to consider any such measures proposed by the Company, with the date to be set by the CNDC in due course.

The Company believes that the objection report was issued and notified prematurely, at too early a stage of the process, without all the necessary and/or relevant information and before all the relevant procedures set forth by Law No. 27,442 were completed. The Company does not agree with the preliminary conclusions expressed in the objection report and has focused on analyzing all CNDC statements therein and submitting all presentations and technical data it deemed appropriate in response to the report (including information incorporated into Form F2, which was submitted by the Company recently and is pending analysis by the CNDC).

On August 5, 2025, the Company duly and timely responded to the Preliminary Objection Report issued by the CNDC. Together with that submission, and without this being construed in any way as an acknowledgment that the transaction raises an antitrust concern, the Company expressed its willingness to consider potential commitments to address the provisional concerns outlined in the Preliminary Objection Report, which, if accepted by the CNDC and implemented by the Company, could constitute feasible remedies.

Subsequently, the CNDC held the special hearing provided for under Article 14 of Law No. 27,442. The first hearing was held on September 19, 2025, and the second on October 6, 2025, at which time the CNDC resolved to adjourn the proceedings, with their resumption remaining subject to the CNDC’s assessment of the observations timely submitted by Telecom and the additional information requested from third parties that was still pending submission to the CNDC.

The Company believes that, under reasonable and normal market conditions, none of these proposed remedies would have a material adverse effect on the Company’s business or impair its ability to service its financial obligations.

TELECOM ARGENTINA S.A.

The Company will exercise all rights available to it to review or challenge any decisions that it considers to be inconsistent with applicable Argentine law or the actual competitive conditions in each relevant market and jurisdiction.

Although there can be no assurance regarding the outcome of the post closing review of the Acquisition by regulatory authorities, the Company and its legal advisors, have strong arguments to support its position.

b)	Provisions of the Telecom Ordinary and Extraordinary Shareholders’ meeting

At the Ordinary and Extraordinary Shareholders’ Meeting held on April 25, 2025, the shareholders of Telecom decided, among other:

(i)	To approve the Board of Directors’ proposal stated in current currency as of March 31, 2025 using the National Consumer Price Index pursuant to CNV Resolution No. 777/18 in connection with the Accumulated retained earnings as of December 31, 2024 for $1,234,786 million in current currency as of September 30, 2025: (a) allocate the amount of $60,069 million in current currency as of September 30, 2025 to “Legal Reserve”; (b) allocate the amount of $1,174,717 million in current currency as of September 30, 2025 to “Voluntary reserve to maintain the Company’s level of capital expenditures and its current solvency level”; (c) to reclassify the amount of $110,451 million in current currency as of September 30, 2025 from “Voluntary reserve to maintain the Company’s level of capital expenditures and its current solvency level” and to be charged against the “Contributed Surplus”;
(ii)	to delegate on the Board of Directors the power to reverse, before December 31, 2025 the “Voluntary reserve to maintain the Company’s level of capital expenditures and its current solvency level” in an amount that allows distribution of dividends in cash or in non-cash or any combination of both options, for up to the maximum amount of distribution of US$300 million.

NOTE 17 – SUBSEQUENT EVENTS TO SEPTEMBER 30, 2025

In relation to the credit line referred to in Note 7, on November 7, 2025, the Company received from Bank of China Limited an additional disbursement in the amount of RMB 500 million (equivalent to $102,507 million), maturing in September 2028.

Carlos Moltini
Chairman of the Board of Directors

TELECOM ARGENTINA S.A.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF SEPTEMBER 30, 2025

(In millions of Argentine pesos in current currency - except per share data in Argentine pesos in current currency- or as expressly indicated)

1.General considerations

As provided under Resolution No. 777 issued by the CNV on December 28, 2018, this operating and financial review and prospects discloses the comparative balances set forth below, restated to current currency as of September 30, 2025.

The table below shows the evolution of the national consumer price index (National CPI) and the Banco Nación U.S. dollar exchange rate used for the preparation of this operating and financial review and prospects, discussed in Note 1.d) to the unaudited condensed consolidated financial statements:

	As of September 30,	As of December 31,	As of September 30,
	2024	2024	2025
National Consumer Price Index (National CPI) (December 2016=100)	7,122.2	7,694.0	9,384.1

Variation in prices
Annual / Interannual	209.0%	117.8%	31.8%
Accumulated nine months	101.6%	n/a	22.0%
Accumulated three months since June 2024/2025	12.1%	n/a	6.0%

Banco Nación US$/$exchange rate	970.5	1,032.0	1,380.0

Variation in the exchange rate
Annual / Interannual	177.3%	27.7%	42.2%
Accumulated nine months	20.0%	n/a	33.7%
Accumulated three months since June 2024/2025	6.4%	n/a	14.5%

The National CPI has registered an increase of 31.8% as of September 30, 2025, as compared to September 30, 2024.

As disclosed in Note 16.a) to the unaudited condensed consolidated financial statements, on February 24, 2025, the Company acquired 99.999625% of the capital of TMA, exercising control over such company. Consequently, since then, the Company consolidates TMA, and, therefore, the Company’s results for the nine and three month periods ended September 30, 2025, reflect the results generated by TMA from the acquisition date. Accordingly, our results of operations for the nine and three-month periods ended September 30, 2025, are not comparable to our results of operations for the nine and three-month periods ended September 30, 2024.

TELECOM ARGENTINA S.A.

2.Telecom’s activities for the nine-month period ended September 30, 2025 (“9M25”) and 2024 (“9M24”)

	9M25	9M24	Variation

	$ million		$ million	%
Revenues	5,622,561	3,758,165	1,864,396	49.6
Employee benefit expenses and severance payments	(1,358,615)	(915,085)	(443,530)	48.5
Interconnection and transmission costs	(200,813)	(112,382)	(88,431)	78.7
Fees for services, maintenance, materials and supplies	(714,553)	(506,572)	(207,981)	41.1
Taxes and fees with the Regulatory Authority	(485,015)	(293,654)	(191,361)	65.2
Commissions and advertising	(297,533)	(204,778)	(92,755)	45.3
Cost of equipment and handsets	(224,740)	(173,620)	(51,120)	29.4
Programming and content costs	(266,780)	(212,992)	(53,788)	25.3
Bad debt expenses	(97,299)	(77,335)	(19,964)	25.8
Other operating expenses, net	(260,826)	(178,313)	(82,513)	46.3
Depreciation, amortization and impairment of Fixed and intangible assets	(1,364,066)	(1,223,579)	(140,487)	11.5
Operating income (loss)	352,321	(140,145)	492,466	n/a
Losses from associates and joint ventures	(4,073)	(10,783)	6,710	(62.2)
Financial results from borrowings	(679,159)	1,779,364	(2,458,523)	n/a
Other financial results, net	(6,041)	181,914	(187,955)	n/a
Income (loss) before income tax	(336,952)	1,810,350	(2,147,302)	n/a
Income tax benefit (expense)	64,409	(556,137)	620,546	n/a
Net income (loss) for the period	(272,543)	1,254,213	(1,526,756)	n/a

Net income (loss) attributable to:
Controlling Company	(289,156)	1,236,724	(1,525,880)	n/a
Non-controlling interest	16,613	17,489	(876)	(5.0)
	(272,543)	1,254,213	(1,526,756)	n/a
Earnings (loss) per share for income attributable to the Controlling Company - Basic and diluted (in Argentine pesos)	(134.26)	574.24	—	—

Adjusted EBITDA (1)	1,716,387	1,083,434	632,953	58.4
(1)Adjusted EBITDA is a non-GAAP measure, defined as our net income, less income tax, financial results (Financial results from borrowings and other financial results, net), losses from associates and joint ventures, and depreciation, amortization and impairment of Fixed and intangible assets. For further information on the use of adjusted EBITDA, see “Adjusted EBITDA”.

In 9M25, net loss amounted to $272,543 million (compared to a net income of $1,254,213 million in 9M24), representing (4.8)% of revenues (compared to 33.4% of revenues in 9M24). The higher loss in 9M25 compared to 9M24 was mainly due to a decrease in financial results, net of $2,646,478 million which was partially offset by an increase in operating income of $492,466 million and a lower income tax expense of $620,546 million. The net income contributed by TMA amounted to $1,711 million.

TELECOM ARGENTINA S.A.

In 9M25, Adjusted EBITDA totaled $1,716,387 million, representing 30.5% of revenues. Adjusted EBITDA in 9M24 totaled $1,083,434 million, representing 28.8% of revenues. The increase of $632,953 million in 9M25 compared to 9M24 was mainly due to the consolidation of the results of TMA, which contributed $441,608 million, along with an increase of revenues.

●Revenues

	9M25	9M24	Variation

	$ million		$ million	%
Mobile Services	2,735,909	1,521,775	1,214,134	79.8
Internet Services	1,235,080	955,895	279,185	29.2
Cable Television Services	631,457	545,155	86,302	15.8
Fixed and Data Services	676,563	471,251	205,312	43.6
Other services revenues	48,296	40,057	8,239	20.6
Subtotal Services revenues	5,327,305	3,534,133	1,793,172	50.7
Equipment revenues	295,256	224,032	71,224	31.8
Total Revenues	5,622,561	3,758,165	1,864,396	49.6

During 9M25 revenues increased 49.6% or $1,864,396 million compared to 9M24 amounting to $5,622,561 million.

The increase in revenues was mainly due to the consolidation of TMA’s results, which contributed $1,762,192 million of total revenues.

Services revenues amounted to $5,327,305 million in 9M25, representing a 50.7% increase compared to $3,534,133 million in 9M24 and represented 94.7% of total revenues. Equipment revenues amounted to $295,256 million in 9M25 as compared to $224,032 million in 9M24, representing 5.3% of total revenues.

The contribution from the consolidation of TMA’s results in services revenues and in equipment revenues amounted to $1,647,745 million and $114,447 million, respectively.

Revenues included $395,193 million and $1,374,002 million in 9M25 and 9M24, respectively related to the effect generated by the restatement in current currency as of September 30, 2025.

Consolidated revenues for 9M25 and 9M24 are comprised as follows:

Mobile Services

Mobile services revenues in 9M25 amounted to $2,735,909 million (an increase of $1,214,134 million or 79.8% as compared to 9M24), being the principal contributor to our total services revenues for 9M25 (51.4% of services revenues in 9M25 as compared to 43.1% in 9M24). Mobile internet services revenues accounted for 98% of total Mobile service revenues in both 9M25 and 9M24.

The effect generated by the restatement in current currency as of September 30, 2025, included in Mobile services revenues amounted to $177,689 million and $556,653 million in 9M25 and 9M24, respectively.

Mobile services revenues in Argentina amounted to $2,612,748 million (an increase of $1,227,724 million or 88.6% as compared to 9M24).

This increase was mainly due to the consolidation of TMA’s results, which contributed $1,052,077 million. The mobile customers for the segment “ICT Services provided in Argentina – TMA Networks” amounted to 19.1 million as of September 30, 2025, representing a 1.0% increase since the acquisition date. Prices remained in line with the accumulated inflation since the acquisition date.

TELECOM ARGENTINA S.A.

Excluding the impact of the consolidation of TMA, the increase was mainly due to a 13.6% increase in the ARPU (average revenue per user), partially offset by a 5% decrease in the number of customers.

The ARPU for the segment “ICT Services provided in Argentina – Telecom Networks” amounted to $8,171.1 in 9M25 (compared to $7,192.5 in 9M24). The increase in ARPU is due to higher prices and less discounts granted during 9M25. The effect generated by the restatement in current currency as of September 30, 2025, included in ARPU amounted to $605.7 and $2,608.1 in 9M25 and 9M24, respectively.

Our mobile customers for the segment “ICT Services provided in Argentina – Telecom Networks” amounted to 20.3 million and 21.4 million as of September 30, 2025, and 2024, respectively. Out of the total mobile customers as of September 30, 2025, 61% were prepaid customers and 39% were postpaid customers, whereas as of September 30, 2024, 62% were prepaid customers and 38% were postpaid customers. We observed a change in customer behavior, resulting in a decrease in prepaid services customers of 6.4% and a decrease of 2.8% in the postpaid services customers as of September 30, 2025. Additionally, the average churn rate per month amounted to 2.1% in 9M25 (compared to a 1.5% average in 9M24).

ARPU of Mobile Services in Argentina - Segment “ICT Services provided in Argentina – Telecom Networks”

A monthly operational measure used in the mobile services is ARPU, which we calculate by dividing adjusted total service revenues—excluding out collect wholesale roaming, cell site rental and reconnection fees revenues and others (divided by nine months) by the average number of customers during 9M25. ARPU is not a measure calculated in accordance with IFRS Accounting Standards and our measure of ARPU may not be calculated in the same manner as similarly titled measures used by other companies. In particular certain components of service revenues are excluded from Argentina’s ARPU calculations presented in this Operating and Financial Review and Prospects as of September 30, 2025. Management believes that this measure is helpful in assessing the development of the subscriber base of mobile services. The following table shows the reconciliation of total service revenues to such revenues included in the ARPU calculations of 9M25:

9M25
$ million
Total Mobile service revenues	1,560,671

Components of service revenues not included in the ARPU calculation: out collect (wholesale) roaming, cell sites rental, reconnection fees revenues and others	(1,628)
Adjusted total service revenues included in the ARPU calculation	1,559,043
Average number of customers during 9M25 (millions)	21.2
ARPU of Mobile Services in Argentina	8,171.1

Mobile services revenues generated in Paraguay amounted to $123,161 million in 9M25 (a $13,590 million or 9.9%% decrease compared to 9M24). This decrease is the result of a decrease in the ARPU measured in constant pesos, partially offset by the appreciation of the guaraní against the Argentine peso and an increase in the customer base.

Paraguay’s ARPU amounted to $5,152.6 in 9M25 (compared to $6,281.3 in 9M24), representing a 18.0% decrease. This decrease is due to the progressive reduction in the prepaid customer base and recharge levels, attributed to the widespread use of Wi-Fi networks, which impacted mobile data usage. Additionally, it is worth noting that mobile service prices, measured in constant pesos (as a result of the appreciation of the guaraní against the Argentine peso in 37.0%), did not increase in line with inflation, which reached 31.8% over the last twelve months.

In 9M25, the customer base in Paraguay amounted to 2.7 million customers, increasing an 8% compared to 9M24. This increases mainly due to the migration of customers from the prepaid to the postpaid segment and the acquisition of new customers because of marketing campaigns. Out of the total mobile customers as of September 30, 2025, 71% were prepaid customers and 29% were postpaid customers,

TELECOM ARGENTINA S.A.

whereas as of September 30, 2024, 74% were prepaid customers, and 26% were postpaid customers. The average churn rate per month amounted to 2.3% in 9M25 (compared to a 2.6% average in 9M24).

Internet Services

Internet services revenues amounted to $1,235,080 million in 9M25 (equivalent to 23.2% of total consolidated services revenues), increasing $279,185 million or 29.2% as compared to 9M24. The effect generated by the restatement in constant currency as of September 30, 2025, included in internet services revenues amounted to $87,934 million and $346,932 million in 9M25 and 9M24, respectively.

The increase in internet services revenues in Argentina in 9M25 was mainly due to the consolidation of TMA’s results, which contributed $249,910 million. The customer base for the segment “ICT Services provided in Argentina – TMA Networks” amounted to 1.6 million as of September 30, 2025, representing a 3.5% increase since the acquisition date. Prices remained in line with the accumulated inflation since the acquisition date.

Excluding the impact of the consolidation of TMA, the increase was mainly due to the increase of 1.9% in the ARPU and 2.5% in the customer base.

The ARPU for the segment “ICT Services provided in Argentina – Telecom Networks” reached $25,041.5 in 9M25 as compared to $24,582.9 in 9M24. This increase in ARPU is mainly explained by the price increases for this service. The effect generated by the restatement in constant currency as of September 30, 2025 included in ARPU amounted to $1,656.4 and $8,895.5 as of September 30, 2025, and 2024, respectively.

The customer base for the segment “ICT Services provided in Argentina – Telecom Networks” increased amounting to 4.1 million customers as of September 30, 2025 (a 2.5% increase compared to September 30, 2024). The churn rate per month amounted to 1.2% and 1.6% in 9M25 and 9M24, respectively.

ARPU of Internet Services in Argentina - Segment “ICT Services provided in Argentina – Telecom Networks”

A monthly operational measure used in internet services is ARPU, which we calculate by dividing adjusted total service revenues -excluding connection and rehabilitation fees revenues and others- (divided by nine months) by the average number of customers during 9M25. ARPU is not a measure calculated in accordance with IFRS Accounting Standards and our measure of ARPU may not be calculated in the same manner as similarly titled measures used by other companies. In particular certain components of service revenues are excluded from Internet’s ARPU calculations presented in this operating and financial review and prospects as of September 30, 2025. Management believes that this measure is helpful in assessing the development of the subscriber base of Internet services. The following table shows the reconciliation of total service revenues to such revenues included in the ARPU calculations of 9M25:

9M25
$million
Total Internet service revenues	925,049
Components of service revenues not included in the ARPU calculation	(1,017)
Adjusted total service revenues included in the ARPU calculation	924,032
Average number of customers during 9M25 (millions)	4.1
ARPU of Internet service revenues in Argentina	25,041.5

Cable Television Services

Cable television services revenues amounted to $631,457 million in 9M25 (equivalent to 11.9% of total consolidated services revenues), increasing $86,302 million or 15.8% as compared to revenues in 9M24. The effect generated by the restatement in constant currency as

TELECOM ARGENTINA S.A.

of September 30, 2025, included in cable television services revenues, amounted to $46,155 million and $199,976 million in 9M25 and 9M24, respectively.

The increase in Cable television service revenues in 9M25 was mainly due to the consolidation of TMA’s results, which contributed $63,729 million. The customer base for the segment “ICT Services provided in Argentina – TMA Networks” amounted to 0.4 million as of September 30, 2025, representing a 5.8% decrease since the acquisition date. Prices remained in line with the accumulated inflation since the acquisition date.

Excluding the impact of the consolidation of TMA, the increase was mainly due to a 3.2% increase in ARPU and 1.4% increase in customer base.

The ARPU for the segment “ICT Services provided in Argentina – Telecom Networks” amounted to $17,264.4 as of September 30, 2025, compared to an ARPU of $16,731.3 as of September 30, 2024. The increase in ARPU is due to higher prices and less discounts granted during 9M25. The effect generated by the restatement in constant currency as of September 30, 2025, included in ARPU amounts to $808.8 and $5,887.8 as of September 30, 2025, and 2024, respectively.

As of September 30, 2025, the customer base for the segment “ICT Services provided in Argentina – Telecom Networks” amounted to 3.2 million customers, increasing a 1.4% compared to September 30, 2024. This increase was driven by the Flow Full and Flow Flex products, with Flow Flex (which is fully digital and does not require a set-top box or installation) becoming the main product starting in 3Q24. Out of this customer base, 1.7 million are subscribed to Flow Flex, and the average monthly cable TV churn rate stood at 1.5% and 1.8% in 9M25 and 9M24, respectively.

ARPU of Cable Television Services in Argentina - Segment “ICT Services provided in Argentina – Telecom Networks”

An important monthly operational measure used in the Cable Television services is ARPU, which we calculate by dividing adjusted total service revenues—excluding connection and administration fees, advertising services and others— (divided by nine months) by the average number of customers during 9M25. ARPU is not a measure calculated in accordance with IFRS Accounting Standards and our measure of ARPU may not be calculated in the same manner as similarly titled measures used by other companies. In particular,certain components of service revenues are excluded from Cable Television’s ARPU calculations presented in this operating and financial review and prospects as of September 30, 2025. Management believes that this measure is helpful in assessing the development of the subscriber base of cable television services. The following table shows the reconciliation of total cable television service revenues to such revenues included in the ARPU calculations of 9M25:

9M25
$ million
Total Cable television service revenues	497,732
Components of service revenues not included in the ARPU calculation:
Connection and Reconnection fees and others	(517)
Adjusted total service revenues included in the ARPU calculation	497,215
Average number of customers during 9M25 (millions)	3.2
ARPU of Cable Television Services in Argentina	17,264.4

Fixed and Data Services

Revenues generated by fixed and data services amounted to $676,563 million in 9M25 (equivalent to 12.7% of total consolidated services revenues), increasing $205,312 million or 43.6% as compared to 9M24. The effect generated by the restatement in constant currency as of September 30, 2025, included in fixed and data services revenues amounted to $57,640 million and $176,577 million in 9M25 and 9M24, respectively.

TELECOM ARGENTINA S.A.

The increase in Argentina of fixed and data services revenues in 9M25 was mainly due to the consolidation of TMA’s results, which contributed $282,029 million. The customer base for the segment “ICT Services provided in Argentina – TMA Networks” amounted to 2.1 million as of September 30, 2025, of which 1.5 million were IP customers. The customer base decreased 1.3% since the acquisition date. Prices remained in line with the accumulated inflation since the acquisition date.

Excluding the impact of the consolidation of TMA, the decrease was mainly because the Company has not been able to increase its prices to the same extent as the increase in inflation, considering an accumulated inflation in the last twelve months of 31.8%, partially offset by an increase in the fixed customer base of 2.4%.

As of September 30, 2025, the fixed telephony customer base totaled 2.8 million, of which 2.2 million were IP customers. This represents a 2.4% increase compared to September 30, 2024, mainly driven by growth in IP lines, partially offset by changes in customer consumption trends.

Other services revenues

Other services revenues generated by other services amounted to $48,296 million, increasing $8,239 million or 20.6% compared to 9M24, representing 0.9% of total service revenues. The effect generated by the restatement in constant currency as of September 30, 2025, included in other services revenues amounted to $3,751 million and $14,161 million in 9M25 and 9M24, respectively.

These services include mainly revenues related to fintech services, revenues from billing remuneration and collection management on behalf of third parties, administrative revenues and revenues from the sale of advertising space, among others.

The variation in other service revenues was primarily driven by the growth of fintech services in Argentina, mainly due to the increased use of the digital wallet ‘Personal Pay’ and the expansion of its user base, which reached 4.4 million as of September 30, 2025, compared to 3.3 million as of September 30, 2024, representing a 32.2% increase.

Equipment

Equipment revenues amounted to $295,256 million in 9M25 (an increase of $71,224 million or 31.8% compared to 9M24). This variation is mainly due to the consolidation of TMA’s results, which contributed $114,447 million. Excluding the impact of the consolidation of TMA, the decrease was mainly due to the fact that the Company was unable to increase its prices during 9M25 to the same extent as the increase in inflation, despite the increase in the number of handsets sold.

The effect generated by the restatement in constant currency as of September 30, 2025, included in Equipment revenues amounts to $22,024 million and $79,703 million in 9M25 and 9M24, respectively.

●Operating costs (without depreciation, amortization and impairment of Fixed and intangible assets)

	9M25	9M24	Variation

	$ million		$ million	%
Employee benefit expenses and severance payments	(1,358,615)	(915,085)	(443,530)	48.5
Interconnection and transmission costs	(200,813)	(112,382)	(88,431)	78.7
Fees for services, maintenance, materials and supplies	(714,553)	(506,572)	(207,981)	41.1
Taxes and fees with the Regulatory Authority	(485,015)	(293,654)	(191,361)	65.2
Commissions and advertising	(297,533)	(204,778)	(92,755)	45.3
Cost of equipment and handsets	(224,740)	(173,620)	(51,120)	29.4
Programming and content costs	(266,780)	(212,992)	(53,788)	25.3
Bad debt expenses	(97,299)	(77,335)	(19,964)	25.8
Other operating expenses, net	(260,826)	(178,313)	(82,513)	46.3
Total operating costs	(3,906,174)	(2,674,731)	(1,231,443)	46.0

TELECOM ARGENTINA S.A.

Total operating costs without depreciation, amortization and impairment of Fixed and intangible assets totaled $3,906,174 million in 9M25, which represents an increase of $1,231,443 million or 46.0% compared to 9M24.

Operating costs contain $1,320,584 million corresponding to the consolidation of TMA’s results.

The effect generated by the restatement in constant currency as of September 30, 2025, included in operating costs without depreciation, amortization and impairment of Fixed and intangible assets amounted to $320,494 million and $1,025,559 million in 9M25 and 9M24, respectively.

Main operating costs for 9M25 and 9M24 are comprised as follows:

Employee benefit expenses and severance payments

Employee benefit expenses and severance payments amounted to $1,358,615 million in 9M25, increasing $443,530 million or 48.5% compared to 9M24.

The increase was mainly due to the consolidation of TMA’s results, which contributed $465,035 million, which includes $111,746 million related to restructuring costs mentioned in Note 1.a) to the unaudited condensed consolidated financial statements.

Excluding the impact of the consolidation of TMA, the decrease was mainly due to lower severance payments and the effect of a reduction in net headcount (18,977 Company employees as of September 30, 2025, a decrease of 6.3% compared to September 30, 2024), partially offset by salary increases agreed upon by the Company with several trade unions for unionized employees, as well as for non-unionized staff, together with related social security charges.

The effect generated by the restatement in constant currency as of September 30, 2025, included in employee benefit expenses and severance payments amounted to $90,765 million and $332,993 million in 9M25 and 9M24, respectively.

Interconnection and transmission costs

Interconnection and transmission costs (including charges for termination from third parties’ mobile networks, roaming and cost of international outbound calls and lease of circuits) amounted to $200,813 million in 9M25, increasing $88,431 million or 78.7% compared to 9M24.

The increase was mainly due to the consolidation of TMA’s results, which contributed $135.344 million. These mainly include the use of infrastructure and interconnection costs.

Excluding the impact of TMA’s consolidation, the decrease is mainly due to the change in the service contracting model for call termination on the destination network, shifting from a variable charge model to a fixed mobile capacity block contracting model.

The effect generated by the restatement in constant currency as of September 30, 2025, included in Interconnection and transmission costs amounted to $15,994 million and $42,896 million in 9M25 and 9M24, respectively.

Fees for services, maintenance, materials and supplies

Fees for services, maintenance, materials and supplies amounted to $714,553 million in 9M25, increasing $207,981 million or 41.1% compared to 9M24.

The consolidation of TMA’s results contributed $226,140 million, the most relevant being consulting, advisory and surveillance fees and maintenance costs.

TELECOM ARGENTINA S.A.

Excluding the impact of the consolidation of TMA, the decrease was mainly explained by the optimization and management of resources, which led to lower maintenance, materials and supplies costs of $11,614 million and lower service fees for $6,864 million.

The effect generated by the restatement in constant currency as of September 30, 2025, included Fees for services, maintenance, materials and supplies amounted to $67,099 million and $211,112 million in 9M25 and 9M24, respectively.

Taxes and fees with the Regulatory Authority

Taxes and fees with the Regulatory Authority, including turnover tax, municipal taxes and other taxes, amounted to $485,015 million in 9M25, increasing $191,361 million or 65.2 % compared to 9M24. Taxes and fees with the Regulatory Authority represent 8.6% and 7.8% of revenues in 9M25 and 9M24, respectively.

The increase was mainly due to the consolidation of TMA’s results, which contributed $167,904 million, mainly include turnover taxes and taxes with the Regulatory Authority.

Excluding the impact of the consolidation of TMA, the increase is mainly explained by the impact of taxes on the respective services in relation to the sales associated with them in 9M25 compared to 9M24.

The effect generated by the restatement in constant currency as of September 30, 2025, included in Taxes and fees with the Regulatory Authority amounted to $33,275 million and $106,912 million in 9M25 and 9M24, respectively.

Commissions and advertising

Commissions and advertising amounted to $297,533 million in 9M25, increasing $92,755 million or 45.3% compared to 9M24.

The increase was mainly due to the consolidation of TMA’s results, which contributed $100,215 million, that include commissions for collections.

Excluding the impact of the consolidation of TMA, the variation is mainly explained by a decrease in advertising costs related to Personal Pay campaigns and lower financial discounts related to credit card transactions. This effect is partially offset by an increase in advertising costs related to Flow campaigns (such as Flow Music, Flow Content, Flow Sports, among others) compared to 9M24.

The effect generated by the restatement in constant currency as of September 30, 2025, included in Commissions and advertising amounted to $20,794 million and $73,734 million in 9M25 and 9M24, respectively.

Cost of equipment

Cost of equipment amounted to $224,740 million in 9M25, increasing $51,120 million or 29.4 % compared to 9M24.

The increase was mainly due to the consolidation of TMA’s results, which contributed $89,655 million.

Excluding the impact of the consolidation of TMA, the decrease is explained by the fact that, although the number of mobile devices sold increased compared to 9M24, their costs did not increase in line with the accumulated inflation of 31.8% over the past twelve months.

The effect generated by the restatement in constant currency as of September 30, 2025, included in Cost of equipment amounted to $32,835 million and $84,956 million in 9M25 and 9M24, respectively.

TELECOM ARGENTINA S.A.

Programming and content costs

Programming and content costs amounted to $266,780 million in 9M25, representing an increase of $53,788 million or 25.3% compared to 9M24.

This increase was mainly due to the consolidation of TMA’s results, which contributed $34,252 million. Excluding the impact of the consolidation of TMA, the increase is mainly attributable to the growth in premium channel services, primarily in the Football Pack.

The effect generated by the restatement in constant currency as of September 30, 2025, included in Programming and content costs amounted to $19,353 million and $77,364 million in 9M25 and 9M24, respectively.

Bad debt expenses

Bad debt expenses amounted to $97,299 million in 9M25, increasing $19,964 million or 25.8% compared to 9M24, representing 1.7 % and 2.1% of the revenues in 9M25 and 9M24, respectively.

Bad debt expenses contain $38,926 million corresponding to the consolidation of TMA’s results, which represent a 2.2% of the revenues consolidated from TMA.

Excluding the impact of the consolidation of TMA, the decrease is mainly due to continuing credit recovery actions.

The effect generated by the restatement in constant currency as of September 30, 2025, included in Bad debt expenses amounted to $6,966 million and $29,210 million in 9M25 and 9M24, respectively.

Other operating expenses, net

Other operating expenses, net (which include legal claims and contingent liabilities, energy and other public services, insurance, rentals and internet capacity, among others) amounted to $260,826 million in 9M25, increasing $82,513 million or 46.3% compared to 9M24.

The increase was mainly due to the consolidation of TMA’s results, which contributed $63,113 million, and mainly include energy, water and other services, legal claims and contingent liabilities, and rentals, partially offset by the result of the sale of Fixed Assets.

Excluding the impact of the consolidation of TMA, the increase is related to higher rental costs, lower earnings from the sale of Microsistemas’ receivables, and higher electricity costs.

The effect generated by the restatement in constant currency as of September 30, 2025, included in Other operating expenses, net amounted to $33,413 million and $66,382 million in 9M25 and 9M24, respectively.

Depreciation, amortization and impairment of fixed and intangible assets

Depreciation, amortization and impairment of Fixed and intangible assets amounted to $1,364,066 million in 9M25, an increase of $140,487 million or 11.5% compared to 9M24.

Depreciation, amortization and impairment of Fixed and Intangible Assets for 9M25 contained $345,469 million corresponding to the consolidation of TMA’s results. Excluding the impact of the consolidation of TMA, the decrease is due to the effect of those assets that ended their useful life after September 30, 2024, partially offset by the impact of depreciation and amortization of registrations after that date, which, in turn, decreased compared to last year.

The effect generated by the restatement in constant currency as of September 30, 2025, included in depreciation, amortization and impairment of Fixed and intangible assets amounts to $1,008,300 million and $1,069,035 million in 9M25 and 9M24, respectively.

TELECOM ARGENTINA S.A.

●Operating income (loss)

Operating income amounted to $352,321 million compared to an operating loss of $140,145 million in 9M25 and 9M24, respectively. Operating income / (loss) represented 6.3 % and (3.7) % of revenues in 9M25 and 9M24, respectively.

Operating income for 9M25 includes $96,139 million corresponding to the consolidation of TMA´s results.

●Financial results, net

	9M25	9M24	Variation

	$million		$million	%
Interests on borrowings	(259,558)	(114,808)	(144,750)	n/a
Remeasurement in borrowings	2,695	(114,464)	117,159	n/a
Foreign currency exchange gains / (losses) on borrowings	(422,296)	2,005,495	(2,427,791)	n/a
Result for debt renegotiation	—	2,646	(2,646)	n/a
Result on the repurchase of ON	—	495	(495)	n/a
Total financial results from borrowings	(679,159)	1,779,364	(2,458,523)	n/a
Other foreign currency exchange gains	24,308	220,575	(196,267)	(89.0)
Fair value losses on financial assets at fair value through profit or loss	(10,017)	(58,949)	48,932	(83.0)
Other interests, net	(13,397)	20,550	(33,947)	n/a
RECPAM	94,127	143,373	(49,246)	(34.3)
Other	(101,062)	(143,635)	42,573	(29.6)
Total other financial results, net	(6,041)	181,914	(187,955)	n/a
Total financial results, net	(685,200)	1,961,278	(2,646,478)	n/a

Telecom incurred a financial loss, net of $685,200 million in 9M25 (compared to a gain of $1,961,278 million in 9M24). Financial results, net contain a loss of $53,854 million corresponding to the consolidation of TMA’s results.

The variation in financial results, net for 9M25 was mainly explained by a higher loss from foreign exchange differences, measured in real terms, amounting to $2,624,058 million (this was driven by an inflation rate of 22.0% versus an appreciation of the U.S. dollar against the Argentine peso of 33.7% (compared to an inflation rate of 101.6% and a U.S. dollar appreciation of 20.0% in 9M24), higher interest on borrowings of $144,750 million due to new loans taken during 9M25, partially offset by a higher remeasurement in borrowings gain of $117,159 million due to the maturity of ONs in UVA which reduced the balance of principal owed and, therefore, the associated finance charges.

●Income tax benefit (expense)

Telecom’s income tax includes the following effects: (i) the current tax payable pursuant to tax legislation applicable to Telecom, and (ii) the effect of applying the deferred tax method on temporary differences arising out of the Company’s asset and liability valuation according to tax versus financial accounting criteria, including the income tax inflation effect.

Income tax benefit amounted to $64,409 million in 9M25 compared to an expense of $556,137 million in 9M24. It includes the following effects: (i) current tax expenses, Telecom’s generated $145,789 million tax expense in 9M25 (compared to an expense of $28,975 million in 9M24), (ii) regarding the deferred tax in 9M25, Telecom recorded a deferred tax benefit of $210,198 million compared to an expense of $527,162 million in 9M24.

Income tax benefit (expense) contains $40,574 million corresponding to the consolidation of TMA’s results.

TELECOM ARGENTINA S.A.

●Net loss

Telecom recorded net loss of $272,543 million in 9M25 as compared to net income of $1,254,213 million in 9M24 and represented (4.8)% of revenues as compared to 33.4% in 9M24. The decrease in 9M25 compared to 9M24 was mainly due to a reduction in financial gains of $2,646,478 million, partially offset by an increase in operating income of $492,466 million and a decrease in income tax expense of $620,546 million.

Net loss attributable to controlling shareholders amounted to $289,156 million in 9M25 compared to net income of $1,236,724 million in 9M24.

Net income contains an income of $1,711 million corresponding to the consolidation of TMA´s results.

●Adjusted EBITDA

An important operational performance measure used by the Company’s Chief Operating Decision Maker (as this term is defined in IFRS Accounting Standard 8) is Adjusted EBITDA. Adjusted EBITDA is defined as our net (loss) income less income tax, financial results, earnings (losses) from associates and joint ventures and depreciation, amortization and impairment of Fixed and intangible assets. We believe Adjusted EBITDA facilitates company-to-company operating performance comparisons by backing out potential differences caused by variations such as capital structures, taxation and the useful lives and book depreciation and amortization of property, plant and equipment (PP&E) and intangible assets, which may vary for different companies for reasons unrelated to operating performance. Although Adjusted EBITDA is not a measure defined in accordance with IFRS Accounting Standards (a non-GAAP measure), our Management believes that this measure facilitates operating performance comparisons from period to period and provides useful information to investors, financial analysts and the public in their evaluation of our operating performance. Adjusted EBITDA does not have a standardized meaning. Accordingly, our definition of Adjusted EBITDA may not be comparable to Adjusted EBITDA as used by other companies.

The following table shows the reconciliation of Net income to Adjusted EBITDA:

	9M25	9M24	Variation

	$ million		$ million	%
Net income (loss) for the period	(272,543)	1,254,213	(1,526,756)	n/a
Income tax (benefit) / expense	(64,409)	556,137	(620,546)	n/a
Other financial results, net	6,041	(181,914)	187,955	n/a
Financial results from borrowings	679,159	(1,779,364)	2,458,523	n/a
Losses from associates and joint ventures	4,073	10,783	(6,710)	(62.2)
Operating income (loss)	352,321	(140,145)	492,466	n/a
Depreciation, amortization and impairment of Fixed and intangible assets	1,364,066	1,223,579	140,487	11.5
Adjusted EBITDA	1,716,387	1,083,434	632,953	58.4

Our consolidated Adjusted EBITDA amounted to $1,716,387 million in 9M25, representing an increase of $632,953 million or 58.4% as compared to 9M24. Adjusted EBITDA represented 30.5% of our total consolidated revenues in 9M25 and 28.8% in 9M24.

Adjusted EBITDA contains $441,608 million corresponding to the consolidation of TMA’s results.

TELECOM ARGENTINA S.A.

Liquidity and Capital Resources

●Sources and Uses of Funds

We expect the main sources of Telecom Argentina’s liquidity in the short term to be cash flows from Telecom Argentina’s operations and cash flows from financing from third parties, which may include accessing to domestic and international capital markets and obtaining financing from financial institutions. Telecom Argentina’s principal uses of cash flows are expected to be capital expenditures, operating expenses, dividend payments to its shareholders, payments of borrowings and for general corporate purposes. Telecom Argentina expects working capital, funds generated from operations, dividend payments from its subsidiaries and financing from third parties to be sufficient. Telecom Argentina has accessed the domestic and international capital markets during 2025 to refinance its outstanding debt, as necessary.

●Borrowings Developments during 9M25
a)Bank and other financing entities loans

Recent developments of Borrowings for the nine-month period ended September 30, 2025, are detailed below:

1)Notes

		Amount
		involved	Issuance	Maturity			Interest
Series	Currency	(in millions)	date	date	Amortization	Interest rate	payment date
24	US$	800	05/2025	05/2033	In two installments: (i) 50% in 05/2032 and (ii) 50% in 05/2033	9.25%	Semiannual basis
		200	07/2025	05/2033
25	US$	50.5	07/2025	07/2027	In one installment at maturity date	7.50%	Quarterly basis
26		$57,962	07/2025	07/2026	In one installment at maturity date	TAMAR plus 4%	Quarterly basis

2)Bank and other financing entities loans

The acquisition of TMA, described in Note 16, was financed through two loans totaling US$1,170 million (net of issuance costs US$ 1,142 million, equivalent to $1,412,300 million in current currency as of September 30, 2025).

Its main characteristics are:

		Principal						Interest
		residual	Residual	Maturity		Interest		payment
Entities	Currency	nominal value	Nominal Capital	date	Amortization	rate	Spread	date
		(in millions)	(in millions)
Syndicated loan	US$	970	151	02/2029	In one installment at maturity date	Variable annual rate: SOF 3 months	Between 4.00% and 7.00%	Quarterly basis
Bilateral loan	US$	200	31	Between 02/2028 and 02/2030	Semiannually from 02/2028	Variable annual rate: SOF 3 months	4.00%	Quarterly basis

TELECOM ARGENTINA S.A.

On May 29, 2025 the Company applied proceeds from Notes Series 24 to: (i) prepay a principal amount equal to US$650 million and interest equal US$0.3 million under the Syndicated Loan (equivalent to $828,858 million in current currency as of September 30, 2025) and, (ii) prepay a principal amount equal to US$134 million and interest equal to US$0.1 million under the Bilateral Loan (equivalent to $170,610 million in current currency as of September 30, 2025). As of September 30, 2025 the outstanding balance of these loans amounts to $215,692 million.

On July 30, 2025, the Company applied the funds from the reopening of Notes Series 24 to: (i) prepay a principal amount equivalent to US$168.8 million and interest equivalent to US$2.8 million under the Syndicated Loan (equivalent to $234,604 million in current currency as of September 30, 2025) and, (ii) prepay an amount of principal equivalent to US$34.8 million and interest equivalent to US$0.6 million under the Bilateral Loan (equivalent to $47,422 million in current currency as of September 30, 2025).

For further information, see Note 7 to the unaudited condensed consolidated financial statements.

●Cash Flow

The table below summarizes, for the nine-months period ended September 30, 2025, and September 30, 2024, Telecom’s consolidated cash flows.

	9M25	9M24	Variation

	$million
Cash flows from operating activities	1,296,377	631,125	665,252
Cash flows used in investing activities	(2,065,653)	(329,121)	(1,736,532)
Cash flows (used in) from financing activities	742,872	(411,848)	1,154,720
Net foreign exchange differences and RECPAM on cash and cash equivalents	36,056	(73,647)	109,703
Net Decrease in cash and cash equivalents	(26,404)	(109,844)	83,440
Cash and cash equivalents at the beginning of the year	388,241	424,356	n/a
Cash and cash equivalents at the end of the period	397,893	240,865	n/a

As of September 30, 2025, and September 30, 2024, we had $397,893 million and $240,865 million in cash and cash equivalents, respectively.

Cash flows from operating activities were $1,296,377 million and $631,125 million in 9M25 and 9M24, respectively.

Net cash from operating activities increased $665,252 million in 9M25 compared to 9M24, primarily due to an increase in net income adjusted for non-cash income and expense of $906,035 million, partially offset by a $238,655 million increase in net cash outflows in connection with changes in our assets and liabilities and an increase in cash outflows used to pay income tax by a $2,128 million.

The increase in net cash payments related to changes in assets and liabilities was mainly due to an increase in payments of other tax charges, partially offset by an increase from cash flows related to trade and other receivables.

Cash flows from operating activities in 9M25 contain $224,274 million corresponding to the consolidation of TMA.

Cash flows used in investing activities were $2,065,653 million and $329,121 million in 9M25 and 9M24, respectively.

In 9M25, cash flows used in investing activities mainly included payments for acquisition of TMA, net of cash acquired of $1,209,041 million, payments for acquisitions of PP&E and Intangible assets of $775,954 million and payments for investments not considered as cash and cash equivalents of $416,138 million, partially offset by proceeds from sale investments not considered as cash and cash equivalents of $281,163 million.

TELECOM ARGENTINA S.A.

In 9M24, cash flows used in investing activities mainly included payment for investments not considered as cash and cash equivalents of $346,798 million and payments for acquisitions of PP&E and Intangible assets of $310,680 million, partially offset by proceeds from sale investments not considered as cash and cash equivalents of $330,941 million.

Cash flows used in investing activities in 9M25 contain $42,380 million corresponding to the consolidation of TMA.

Cash flows from (used in) financing activities were $742,872 million and $(411,848) million in 9M25 and 9M24, respectively.

In 9M25, cash flows from financing activities included proceeds from borrowings for $3,490,325 million, partially offset by payments for borrowings, interest, DFI and related expenses and leases liabilities for $2,717,260 million and dividend payments for $16,276 million.

In 9M24, cash flows used in financing activities mainly included payments for borrowings, interest, DFI and related expenses and leases liabilities for $1,485,196 million and dividend payments for $11,713 million, partially offset by proceeds from borrowings for $1,110,294 million.

Cash flows used in financing activities in 9M25 contain $43,192 million corresponding to the consolidation of TMA.

●Liquidity

The liquidity position of Telecom is and will be significantly dependent on its operating performance, its indebtedness and capital expenditure programs, if any.

Working Capital

Operating Working Capital is a non-GAAP measure, defined as the difference between the Company’s operating current assets and operating current liabilities. The management believes that this measure is useful for assessing the company’s efficiency in managing its short-term assets and liabilities and ensuring operational continuity. For reconciliation of Operating Working Capital to the most directly comparable IFRS measure, see “Reconciliation.”

Net Current Financial Liability is a non-GAAP measure, defined as the difference between the Company’s financial assets and financial liabilities. The management believes that this measure is useful for assessing our solvency and liquidity because it provides a view of our ability to meet its short- and long-term financial obligations. For reconciliation of Net Current Financial Liability to the most directly comparable IFRS measure, see “Reconciliation.”

Working Capital is a non-GAAP measure, defined as the difference between our current assets and current liabilities. The management believes that this metric is useful for measuring our short-term financial health and operational efficiency and assessing our ability to manage our liquidity and sustain our operational activities. For reconciliation of Working Capital to the most directly comparable IFRS measure, see “Reconciliation.”

TELECOM ARGENTINA S.A.

Telecom’s working capital breakdown and its main variations are disclosed below:

	September 30,	December 31,
	2025	2024	Variation

	$million
Trade receivables	776,936	361,010	415,926
Other receivables (without DFI)	183,090	53,057	130,033
Inventories	86,909	73,721	13,188
Current liabilities (not considering borrowings)	(1,892,009)	(1,080,218)	(811,791)
Operating working capital-negative	(845,074)	(592,430)	(252,644)

Cash and cash equivalents	397,893	388,241	9,652
Other receivables: DFI	1,529	1,529	—
Investments	289,527	40,961	248,566
Current borrowings	(1,433,449)	(1,308,379)	(125,070)
Net Current financial liability	(744,500)	(877,648)	133,148
Assets classified as held for sale	2,792	2,153	639
Negative working capital (current assets—current liabilities)	(1,586,782)	(1,467,925)	(118,857)
Liquidity rate (current assets/ current liabilities)	0.52	0.39	0.14

Telecom has a typical working capital structure corresponding to a company with intensive capital that obtains spontaneous financing from its suppliers (especially PP&E and Intangible assets) for longer terms than it provides to its customers. As a result, Telecom has a negative working capital, which amounted to $1,586,782 million as of September 30, 2025 (increasing $118,857 million compared to December 31, 2024).

Negative working capital contains $79,563 million corresponding to TMA as of September 30, 2025.

During 2024 and 2025, Telecom obtained funds from the financial market to refinance part of its loans in order to optimize their terms, rates, and structure. Telecom will continue its strategy of refinancing its borrowings to extend contractual terms and achieve lower financing costs, thus covering its negative working capital.

Reconciliation:

In addition to our financial information that has been prepared and presented in accordance with IFRS Accounting Standards, these this operating and financial review and prospect as of September 30, 2025, contain certain “non-GAAP financial measures” (as defined in Item 10(e) of Regulation S-K under the Securities Act). These measures include Adjusted EBITDA, Operating Working Capital, Net Current Financial Liability and Working Capital. Our management believes these financial reporting measures to be useful indicators of our operational performance and liquidity. Our calculation of these non-GAAP financial measures may be different from the calculations used by other companies, including our competitors in the telecommunications industry, and therefore, our measures may not be directly comparable to those of other companies.

For our definition of Adjusted EBITDA and its reconciliation to the most directly comparable IFRS measure, see “Depreciation, amortization and impairment of Fixed and intangible assets—Adjusted EBITDA” herein.

For our definitions of (i) Operating Working Capital; (ii) Net Current Financial Liability and (iii) Working Capital, see “Working Capital” herein.

TELECOM ARGENTINA S.A.

The following tables show a reconciliation of (i) Operating Working Capital; (ii) Net Current Financial Liability and (iii) Working Capital, in each case the most directly comparable IFRS Accounting Standard measure:

(i)Operating Working Capital

	As of September 30,	As of December 31,
	2025	2024

	$million
Trade receivables (current)	776,936	361,010
Other receivables (current)	184,619	54,586
Other receivables DFI (current)	(1,529)	(1,529)
Inventories	86,909	73,721
Current liabilities (without borrowings)	(3,325,458)	(2,388,597)
Borrowings (current)	1,433,449	1,308,379
Operating working capital - negative	(845,074)	(592,430)

(ii)Net Current Financial Liability

	As of September 30,	As of December 31,
	2025	2024

	$million
Current liabilities	(3,325,458)	(2,388,597)
Trade payables	961,988	542,367
Salaries and social security payables	356,894	275,963
Income tax liabilities	40,700	5,562
Other taxes payables	241,607	110,577
Dividend payables	1,027	837
Leases liabilities	141,454	90,902
Other liabilities	76,060	49,273
Provisions	72,279	4,737
Cash and cash equivalents	397,893	388,241
Other receivables - current (DFI)	1,529	1,529
Investments (current)	289,527	40,961
Net Current financial liability	(744,500)	(877,648)

Negative Working Capital

	As of September 30,	As of December 31,
	2025	2024

	$million
Current assets	1,738,676	920,672
Current liabilities	3,325,458	2,388,597
Negative working capital (current assets — current liabilities)	(1,586,782)	(1,467,925)

The Company has an excellent credit rating and diverse sources of financing, relying on various instruments and offerings from leading institutions, to diversify its current financing structure, which includes access to the capital markets and obtaining very competitive bank loans in terms of terms and financial cost, in all cases, both nationally and internationally, with the objective of covering its investments, working capital and other general corporate purposes and refinancing part of its loans.

TELECOM ARGENTINA S.A.

●	Compliance with covenants

The Company complies with a) the EBITDA/ Interest Net ratio and b) the Net Debt/EBITDA ratio established in the loan agreements in force as of September 30, 2025, and is also in compliance with the rest of the covenants established.

Capital Expenditures

CAPEX and Rights of use assets additions composition 9M25 and 9M24 are as follows:

	9M25	9M24	Variation

	$million		$million	%
PP&E	761,169	452,328	308,841	68.3
Intangibles assets	88,201	37,812	50,389	133.3
Total CAPEX	849,370	490,140	359,230	73.3
Rights of use assets	140,390	218,871	(78,481)	(35.9)
Total CAPEX and Right of use asset additions	989,760	709,011	280,749	39.6

Our main CAPEX projects are related to the expansion of cable television and Internet services in order to improve the transmission and speed offered to customers; the deployment of 4G and the expansion of 5G services to support the growth of mobile Internet services, and improvement of the quality service.

In terms of infrastructure, during 2025 we have continued to improve the services we provide by deploying the 4G / LTE network, together with the technological reconversion of our 2G / 3G networks to 4G and LTE, and the deployment of fiber optics to connect homes with Broadband, which also had an impact on fixed and data network.

The deployment of 4G/LTE reached a coverage of 97% of urban population. Additionally, we reached a coverage of 98% of the population of major cities of Argentina.

Our customers with access to our 4G network, according to the latest benchmark of September 30, 2025, carried out by Ookla, perceived a better service experience reaching average speeds of 86Mbps, compared to 55Mbps as of September 30, 2024.

In addition, approximately 85% of the calls are made by Volte, a technology that allows making and receiving voice calls over the 4G Network with substantial improvements in audio and video quality. During 9M25, the Company continued the expansion of its 5G network, incorporating 351 new sites.

Additionally, we continued to deploy mobile sites connectivity in order to achieve better quality and capacity, replacing radio links with high-capacity fiber optics connections. Finally, the plan to connect remote and low-density areas through satellite backhaul continued.

Total CAPEX and Right of use asset additions contain $279,459 million corresponding to TMA in 9M25.

TELECOM ARGENTINA S.A.

3.Telecom’s activities for the three-month period ended September 30, 2025 (“3Q25”) and 2024 (“3Q24”)

	3Q25	3Q24	Variation

	$million		$million	%
Revenues	2,065,211	1,295,358	769,853	59.4
Operating costs without depreciation, amortization and intangible assets	(1,416,085)	(943,377)	(472,708)	50.1
Depreciation, amortization and impairment of Fixed and intangible assets	(483,338)	(400,385)	(82,953)	20.7
Operating income / (loss)	165,788	(48,404)	214,192	n/a
Losses from associates and joint ventures	(2,225)	(6,392)	4,167	(65.2)
Other financial results, net	(456,983)	61,628	(518,611)	n/a
(Loss) income before income tax	(293,420)	6,832	(300,252)	n/a
Income tax benefit (expense)	100,939	(22,042)	122,981	n/a
Net (loss) for the period	(192,481)	(15,210)	(177,271)	n/a

Net (loss) attributable to:
Controlling Company	(200,363)	(21,557)	(178,806)	n/a
Non-controlling interest	7,882	6,347	1,535	24.2
	(192,481)	(15,210)	(177,271)	n/a
(Losses) per share for income attributable to the Controlling Company - Basic and diluted	(93.03)	(10.01)

Adjusted EBITDA (1)	649,126	351,981	297,145	84.4
(1)

Adjusted EBITDA is a non-GAAP measure, defined as our net income, less income tax, financial results (Financial results from borrowings and other financial results, net), losses from associates and joint ventures, and depreciation, amortization and impairment of Fixed and intangible assets. For further information on the use of adjusted EBITDA, see “Adjusted EBITDA”.

It should be noted that the Company’s results of operations for the three-month period ended September 30, 2025 reflect the results generated by TMA and, accordingly, are not comparable to our results of operations for the three-month period ended September 30, 2024, when TMA had not yet been acquired.

Revenues in 3Q25 amounted to $2,065,211 million and operating costs (without depreciation, amortization and impairment of fixed and intangible assets) amounted to $1,416,085 million, therefore, adjusted EBITDA amounted to $649,126 million (equivalent to 31.4% of consolidated revenue in 3Q25 compared to 27.2% in 3Q24). Depreciation, amortization and impairment of fixed and intangible assets amounted to $483,338 million (equivalent to 23.4% of consolidated revenues) and operating loss amounted to $165,788 million (equivalent to 8.0% of consolidated revenue in 3Q25 compared to (3.7) % in 3Q24).

Services revenues amounted to $1,977,671 million in 3Q25 -equivalent to 95.8% of consolidated revenues, and equipment revenues amounted to $87,540 million in 3Q25 –equivalent to 4.2% of consolidated revenues.

Mobile services revenues amounted to $1,035,232 million in 3Q25 –equivalent to 52.3% of consolidated services revenues– which were mainly generated by customers in Argentina.

Internet services revenues amounted to $446,089 million in 3Q25 –equivalent to 22.6% of consolidated services revenues.

Cable television services revenues amounted to $221,680 million in 3Q25 –equivalent to 11.2% of consolidated service revenues– and they are mainly composed of services revenues provided in Argentina and Uruguay.

Finally, Fixed and data services revenues amounted to $258,358 million in 3Q25 –equivalent to 13.1% of consolidated service revenues.

TELECOM ARGENTINA S.A.

Operating costs without depreciation, amortization and impairment of fixed and intangible assets amounted to $1,416,085 million in 3Q25, being the main components, employee benefit expenses and severance payments (amounted to $507,333 million); fees for services, maintenance, materials and supplies (amounted to $264,101 million); taxes and fees with the Regulatory Authority (amounted to $178,621 million); commissions and advertising (amounted to $103,915 million) and Programming and content costs (amounted to $93,759 million).

Financial results, net amounted to $456,983 million in 3Q25, mainly due to net foreign exchange gains, measured in real terms, amounting to $321,918 million, interests on borrowings amounting to $120,826 million, other financial results amounting to $67,275 million, partially offset by and the net gain on restatement in constant currency amounting to $29,418 million and the gain value on financial assets at fair value through profit or loss of $22,547 million.

The income tax benefit for 3Q25 was $100,939 million and the Company obtained a net loss of $192,481 million for that period (representing (9.3)% of revenues). Net loss attributable to controlling company amounted to $200,363 million in 3Q25.

The following table shows the reconciliation of Net income to Adjusted EBITDA:

	3Q25	3Q24	Variation

	$ million		$ million	%
Net income (loss)	(192,481)	(15,210)	(177,271)	n/a
Income tax expense (Benefit)	(100,939)	22,042	(122,981)	n/a
Other financial results, net	12,150	60,120	(47,970)	(79.8)
Financial results from borrowings	444,833	(121,748)	566,581	n/a
Income from associates and joint ventures	2,225	6,392	(4,167)	(65.2)
Operating income / (loss)	165,788	(48,404)	214,192	n/a
Depreciation, amortization and impairment of Fixed and intangible assets	483,338	400,385	82,953	20.7
Adjusted EBITDA	649,126	351,981	297,145	84.4

4.Trend information

During the third quarter of 2025, Telecom Argentina maintained its strategy of consolidating its position as a key player within the country’s digital ecosystem, combining connectivity, technology services, and entertainment in a context of gradual macroeconomic stabilization and slowing inflation, though challenges remain.

With a comprehensive service offering and an active investment policy, Telecom advanced in the expansion and modernization of its infrastructure, supporting the evolution of digital demand with a focus on efficiency, quality, and technological capacity.

One of the most significant milestones during the year was the acquisition of Telefónica Móviles Argentina (TMA), completed on February 24 for US$1,245 million. This transaction—one of the largest private infrastructure investments in the country during the period—reflects a global trend of consolidation in the telecommunications industry.

Another key highlight of the period was the international issuance of Class 24 Notes made by Telecom in May and July, for an aggregate principal amount of US$1,000 million. This transaction enhances the Company’s financial strength and supports its growth strategy, aligned with both current and future technological challenges.

The Company’s digital platforms continue to expand. Flow reaffirmed its positioning in the entertainment segment by introducing new offerings that enhance the customer experience, such as Flow+ (a flexible entertainment experience that offers subscribers access to two services from Soccer Pack, HBO, Disney+ Premium, and Universal+, with the option to switch them every 30 days under a single subscription). The platform also strengthened its presence through successful co-productions and live concert streaming. Personal Pay continued to gain traction within the regional fintech ecosystem.

TELECOM ARGENTINA S.A.

In addition, the Company continued to expand its operations in Paraguay and Uruguay, supporting the digital transformation of both consumers and businesses through its trademarks, Personal and Flow. In Chile, the Company focuses primarily on cybersecurity solutions.

It is also worth noting that during this period, the Company held two major technology events of high relevance for employees, corporate customers, and partners:

●	The International Technology Seminar (SIT), which offers the Teco community insights into emerging trends, cutting-edge technologies, and innovation.
●	SUMMIT, held every year for the corporate market, reinforcing the Company’s position as a digital leader in Argentina and across the region.

With these initiatives, Telecom continues to support the country’s digital transformation through investments aimed at strengthening infrastructure, driving technological innovation, and expanding its service ecosystem in line with the evolution of the competitive landscape.

Carlos Moltini
Chairman of the Board of Directors

CORPORATE INFORMATION

BYMA

	Market quotation ($/share)		Volume of shares
Quarter	High	Low	traded (in millions)
3Q24	2,090.00	1,560.00	12.3
4Q24	3,175.00	1,850.00	18.7
1Q25	3,400.00	2,515.00	17.0
2Q25	3,000.00	2,110.00	13.5
3Q25	2,795.00	2,021.00	12.6

NYSE*

	Market quotation (US$/ADR)		Volume of ADRs
Quarter	High	Low	traded (in millions)
3Q24	8.56	5.86	11.3
4Q24	13.81	7.49	14.7
1Q25	14.18	10.19	12.7
2Q25	11.40	8.77	13.2
3Q25	10.56	6.52	15.8

* Calculated at 1 ADR = 5 shares.

●INVESTOR RELATIONS for information about Telecom Argentina S.A., please contact:

In Argentina
Telecom Argentina S.A.
Investor Relations Division
General Hornos 690

TELECOM ARGENTINA S.A.

(C1272ACK) Autonomous city of Buenos Aires
Republic of Argentina
https://inversores.telecom.com.ar/ar/es/contacto.html

Outside Argentina
JPMorgan Chase Bank N.A.
270 Park Avenue, Floor 8.
New York, NY10017 Attn: Depositary Receipts Group Tel: +1 212 622 5935

●INTERNET http://institucional.telecom.com.ar/inversores/
●DEPOSIT AND TRANSFER AGENT FOR ADSs

JPMorgan Chase Bank N.A.
270 Park Avenue, Floor 8
New York, NY10017
Attn: Depositary Receipts Group adr@jpmorgan.com – www.adr.com

TELECOM ARGENTINA S.A.

Exhibit Index

Exhibit	Description
101.SCH	XBRL Taxonomy Extension Schema
101.CAL	XBRL Taxonomy Extension Schema Calculation Linkbase
101.DEF	XBRL Taxonomy Extension Schema Definition Linkbase
101.LAB	XBRL Taxonomy Extension Schema Label Linkbase
101.PRE	XBRL Taxonomy Extension Schema Presentation Linkbase

TELECOM ARGENTINA S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date:	February 10, 2026	By:	/s/ Luis Fernando Rial Ubago
			Name:	Luis Fernando Rial Ubago
			Title:	Responsible for Market Relations